Exhibit 2

Management’s Discussion and Analysis of Financial Condition and Results of Operations of PT Portugal SGPS, S.A.

The following discussion of the financial condition and results of operations of PT Portugal SGPS, S.A., or PT Portugal, should be read in conjunction with the audited consolidated financial statements of Portugal Telecom, SGPS, S.A., or Portugal Telecom, as of December 31, 2013 and 2012 and for the three years ended December 31, 2013 included in Portugal Telecom’s current report on Form 6-K, furnished to the SEC on March 12, 2014.

In anticipation of the business combination of Oi S.A. and Portugal Telecom, Portugal Telecom is undertaking a corporate reorganization of its subsidiaries with the purpose of disposing of its interests in CTX Participações S.A., or CTX, and Contax Participações S.A., or Contax Holding, and contributing its assets, other than the interests it held directly or indirectly in Telemar Participações S.A., our direct controlling shareholder, or TmarPart, and Oi, to PT Portugal. The following discussion of PT Portugal relates to the assets, liabilities and business of PT Portugal as constituted prior to the contribution of PT Portugal to Oi as part of the business combination.

The following discussion contains forward-looking statements that involve risks and uncertainties. PT Portugal’s actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including those set forth under “Forward-Looking Statements” and in “Risk Factors” in Oi S.A.’s Oi’s Prospectus Supplement filed with the SEC on the same date as the Current Report on Form 6-K of which this Exhibit 2 is a part.

Portugal Telecom’s audited consolidated financial statements have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board.

Overview

Portugal Telecom is a group holding company. Its business operations are conducted by its subsidiaries and joint ventures, which are classified for financial reporting purposes according to the manner in which its management views and manages its operations.

Portugal Telecom provides telecommunications services in Portugal, in Brazil through its strategic partnerships with Oi and Contax S.A, a subsidiary of Contax Holding, or Contax, and in certain countries in sub-Saharan Africa and Asia. Portugal Telecom reviews and assesses the performance of the group’s businesses through two operating segments: (i) Telecommunications in Portugal, which has been contributed to PT Portugal; and (ii) Telecommunications in Brazil - Oi, which will not be contributed to PT Portugal.

In addition to Portugal Telecom’s reportable segments, Portugal Telecom has other businesses that do not rise to a threshold that would require disclosure as a reportable segment. Revenues from the Telecommunications in Portugal segment accounted for 88% of Portugal Telecom’s consolidated revenues in 2013, and revenues from Portugal Telecom’s Africatel businesses accounted for 9% of its consolidated revenues.

•	Telecommunications in Portugal. Portugal Telecom generates revenues by providing services in the following customer categories:

•	Residential services, which include integrated networks inside the customer’s home, enabling the simultaneous connection of multiple devices, including fixed line telephone, TV (including Internet Protocol Television and direct-to-home satellite pay-TV services), game consoles, PCs, laptops, tablets and smartphones. Portugal Telecom provides these services mainly through PT Portugal’s subsidiary PT Comunicações, S.A., or PT Comunicações.

•	Personal services, which are mobile telecommunications services, such as voice, data and internet-related multi-media services provided to personal (i.e., individual) customers through PT Portugal’s subsidiary MEO –Serviços de Comunicações e Multimedia, S.A., or MEO (formerly known as TMN—Telecomunicações Móveis Nacionais, S.A.).

•	Enterprise services, including Corporate and SME/SoHo services, which provide PT Portugal’s corporate and medium and small business customers with data and business solutions, as well as IT/IS and business process outsourcing, or BPO, services.

•	Wholesale and other services, which primarily include wholesale telecommunications services, public pay telephones, the production and distribution of telephone directories and other services in Portugal.

•	Other International Telecommunications Businesses. Portugal Telecom also generates revenue from its other strategic partnerships in Africa and Asia:

•	MTC, Namíbia. PT Portugal has a 34.0% direct interest in Mobile Telecommunications Limited, or MTC, (through its 75% owned subsidiary Africatel), which provides mobile telecommunications services in Namibia and which Portugal Telecom consolidates in its audited consolidated financial statements.

•	CVTelecom, Cape Verde. PT Portugal has a 40.0% direct interest in CVTelecom (through its 75% owned subsidiary Africatel), which provides fixed and mobile telecommunications services in the Cabo Verde Islands and which Portugal Telecom fully consolidates in its audited consolidated financial statements.

•	CST, São Tomé and Príncipe. PT Portugal has a 51.0% interest in CST Companhia Santomense de Telecomunicações S.A.R.L., or CST (through its 75% owned subsidiary Africatel), which provides fixed and mobile telecommunications services in the São Tomé and Príncipe Islands and which Portugal Telecom fully consolidates in its audited consolidated financial statements.

•	Timor Telecom, Timor Leste. PT Portugal has a 57.06% direct interest in Timor Telecom (54.01% of which is held through its 76.14% owned subsidiary TPT—Telecomunicações Públicas de Timor and 3.05% of which is held through its wholly owned subsidiary PT Participações, SGPS S.A.), which provides fixed and mobile telecommunications services in Timor Leste and which Portugal Telecom fully consolidates in its audited consolidated financial statements.

•	Other International Equity Investment. PT Portugal also holds an 18.75% effective interest in Unitel S.A., or Unitel (25% interest of Unitel held through its 75%-owned subsidiary Africatel), which provides mobile telecommunications services in Angola and which Portugal Telecom accounts for using the equity method.

Business Drivers and Measures

The businesses of Portugal Telecom that have been contributed to PT Portugal are affected by a number of significant industry trends. In operating these businesses and monitoring their performance, Portugal Telecom also pays attention to a number of operational and other factors. We summarize some of these trends and factors below.

Global Telecommunications Sector

•	Changing consumer habits. A surge of new devices and faster networks, coupled with the proliferation of new innovative players in the telecommunications, media and technology markets, are creating new needs and changing consumer habits. Consumers are demanding digital content, a full mobility experience and access to data everywhere. Content is increasingly digital, with usage time of online content growing faster than that of offline content, especially in gaming, video and music. Mobility has become the norm as consumers have more personal devices and spend an increasingly higher share of their online time using these devices, especially for data services. This new consumer demand for uninterrupted access to data and content across several devices is transforming the expectations that PT Portugal must meet to remain competitive, which translates into a need to transform its business model. In response to these changes, telecommunications companies are becoming increasingly dependent on information technology and searching for more efficient and effective solutions. PT Portugal is endeavoring to address these new needs by delivering integrated solutions, encompassing communications, networks and information technologies, and by offering flexible, scalable and secure cloud services.

•

Increasing network investment. The increasing digitalization of consumers and companies is leading to a surge in the usage of heavy data services. This surge is generating a “data tsunami” that is flooding communication networks around the globe, particularly in mobile networks, driven by the exponential growth of mobile video consumption.

This new paradigm of network scarcity places a premium on network investment as operators strive to enhance customer experience for increasingly more demanding customers. The deployment of new access technologies and networks continues to be an overriding trend across the sector, with operators announcing plans, trials and investments in Next Generation Access Networks, or NGAN, especially fiber-to-the-home, or FTTH, networks in the fixed business and 4G in the mobile business. Both technologies offer more speed, lower latencies and higher reliability. FTTH improves customer experience by providing higher and guaranteed speed, download and upload symmetry and lower latency. Moreover, fiber investment also supports an enhanced mobile network, with high-quality fiber connections for mobile base stations. Mobile 4G technology is also critical to the ability to offer a seamless connectivity experience everywhere, addressing the increasing need for mobility with a high quality connection. Both FTTH and 4G improve efficiency of data transmission, enabling cost reduction for operators.

•	Challenges in mature markets. As operators strive to cope with network investments, the sector is facing an increase in competition in mature markets, in both fixed and mobile communications. In the wireline market, traditional telecommunications companies are threatened by both cable and mobile operators. Cable providers are placing a bet on DOCSIS 3.0, a next-generation access technology that enables cable to compete with fiber solutions. In Europe alone, the number of DOCSIS 3.0 households is expected to grow rapidly in the medium term. In the mobile market, 4G technology is being rolled out at a global level, and its high speed and low latency create an opportunity for mobile operators to compete in the residential arena. In addition, regulators are pushing for a decrease in mobile termination rates. These changes provide opportunities for aggressive offerings by new entrant operators, including low-cost all-net bundles that dilute incumbent operators’ network externalities. Such offers are being launched in several countries with strong customer acceptance.

•	Continued growth in emerging markets. Emerging markets continue to appeal to telecommunications operators as they remain sources of scale and growth. Simultaneous growth in population and GDP per capita is driving the emergence of new consumers, translating into new demand and thus new potential for traditional telecommunications services providers. Generally, penetration of most services in emerging markets has yet to reach levels of mature markets. In general, emerging markets are accounting for a significant portion of the revenue growth in both fixed line and mobile service segments. This trend is expected to persist in the medium term.

•	Shifting competitive boundaries. The broader telecommunications sector is expected to continue to expand at a global level, but an increasingly large share is now occupied by adjacent sector players such as equipment manufacturers, internet service providers and media players. These players are taking advantage of improved connectivity and platform-agnostic technologies to offer over-the-top and cloud-based services. Telecommunications operators are expected to maintain traditional access services and a billing relationship through which users access a myriad of services from adjacent players, such as music, video, photos, apps and retail. These adjacent competitors are often able to build strong global brands. For example, in the equipment manufacturers market, Apple and Samsung have rapidly increased their share of total global revenues. The expansion of the competitive boundaries is creating additional pressure for telecommunications operators.

Telecommunications in Portugal

•	Increasing Competitive Pressure. PT Portugal’s residential and enterprise businesses face increasingly strong competition from fixed line operators (including VoIP providers) as well as from mobile players. PT Portugal faces aggressive competition from ZON Optimus, Vodafone and other corporate solutions operators in the Portuguese telecommunications sector. PT Portugal’s major competitors compete through their respective multi-play offers, which include traditional voice services as well as pay-TV and broadband internet services and, on the corporate side, complex telecom and IT/IS solutions. The competitive landscape changed significantly in Portugal in 2013 with the merger of ZON and Optimus to create ZON Optimus, a new integrated telecommunications operator. This transaction has further increased the focus on bundled offers and the evolution of triple-play to quadruple-play services as a way to satisfy perceived consumer appetite for bundles that provide them with simplicity, convenience and economy.

•	Traffic Trends. In recent years, the businesses contributed to PT Portugal have experienced a decrease in traffic on their fixed line network, primarily as a result of the trend among consumers to use mobile phones rather than fixed line service and increasing competition from mobile operators, other fixed line operators and, more recently, cable and VoIP providers. This decrease in traffic has negatively affected both Portugal Telecom’s residential and wholesale revenues.

•	Changes in Revenue Mix. Portugal Telecom’s pay-TV customers have increased since the service was introduced pay-TV service in 2008. In addition, Portugal Telecom’s ADSL residential accesses increased by 3.3% in 2013 due to its marketing of service packages that include pay-TV and ADSL broadband services. The mix of the revenues of Portugal Telecom’s residential business has shifted significantly in recent years, with pay-TV related revenues partially offsetting the continued pressure on the traditional voice business. In each of the last three years, for example, Portugal Telecom achieved positive net additions of fixed lines, primarily due to strong performance of Meo double-play and triple-play offers. We expect that pay-TV and broadband services will continue to be an important driver of PT Portugal’s fixed line business, and the architecture and regulation of the developing fiber optic network in Portugal will be an important factor affecting PT Portugal’s business and revenues.

•	Decreasing Fixed Line Calling Prices and Greater Focus on Pricing Plans. Retail calling prices, particularly for regional, national and international calls, have been decreasing steadily in recent years, which have negatively affected Portugal Telecom’s residential revenues. One of Portugal Telecom’s strategies in response to this trend has been to aggressively market a variety of pricing plans to promote customer loyalty in its competitive market. Portugal Telecom’s pricing plans tend to increase its revenues from fixed charges but contribute to a decrease in its traffic revenues, particularly with respect to the growing percentage of pricing plans that offer calls at a flat rate. Portugal Telecom aggressively uses pricing plans for both its residential and personal services.

•	Decreasing Interconnection Charges. In 2005, ANACOM declared all mobile operators, including MEO, to have significant market power in call termination in the mobile networks market. As a result, ANACOM imposed price controls on interconnection charges that have caused both fixed-to-mobile and mobile-to-mobile interconnection rates to decrease steadily. ANACOM has issued successive decisions that have reduced mobile termination rates over time. These reductions have had, and will continue to have, a significant adverse impact on revenues and results of operations from PT Portugal’s Portuguese mobile operations.

•	Continuing Introduction of New Products. The fast development and availability of new access devices are leading to significant growth in internet users and more frequent usage, leading to increased bandwidth consumption. Examples of this trend are smartphones, tablet PCs and internet pads. In January 2013, Portugal Telecom announced the launch of a quadruple-play offer of converged fixed-mobile services by Meo, which includes TV, internet, fixed telephone and mobile telephone services. We describe several of Portugal Telecom’s recently launched services under the caption “PT Portugal’s Business in Portugal—Portuguese Operations” of “Business of PT Portugal SGPS, S.A.” which is included as Exhibit 1 to the Current Report on Form 6-K of which this Exhibit 2 is a part.

•	Continuing Investments in Portugal Telecom’s Network. Remaining competitive requires continuing investments to build out PT Portugal’s third- and fourth-generation network and develop new services, and Portugal Telecom’s capital expenditures on its network have increased in recent years. In 2011, Portugal Telecom acquired a fourth-generation mobile license, under which MEO provides services using LTE technology, which represents an evolution from the GSM and UMTS technologies that allows for higher levels of bandwidth and speed.

•	Decreases in Wholesale Revenues. In the wholesale business contributed to PT Portugal, the decrease in regulated fixed-to-mobile interconnection charges has also affected Portugal Telecom’s revenues because its wholesale wireline unit records revenue from international incoming calls through its network that terminate on the networks of mobile operators. Decreases in transit traffic (calls that use PT Portugal’s network but neither originate nor terminate on its network) also have affected Portugal Telecom’s wholesale revenues.

Seasonality

Although Portugal Telecom’s revenues and costs fluctuate from quarter to quarter, it does not experience large fluctuations due to seasonality. In Portugal, Portugal Telecom tends to have higher revenues in the fourth quarter due to promotional campaigns centered on the Christmas holiday. To a lesser degree, promotional campaigns at the time of the Easter and Mother’s Day holidays also tend to increase Portugal Telecom’s revenues in the second quarter. In addition, Portugal Telecom’s revenues from its Portuguese operations tend to be lower during the Portuguese summer holidays during the third quarter.

Critical Accounting Policies

This discussion and analysis of Portugal Telecom’s financial condition and results of operations is based on Portugal Telecom’s audited consolidated financial statements, which have been prepared in accordance with IFRS. Portugal Telecom summarizes its significant accounting policies, judgments and estimates in note 3 to its audited consolidated financial statements. Portugal Telecom’s reported financial position and results of operations are sensitive to accounting methods, assumptions and estimates that underlie preparation of the consolidated financial statements. Portugal Telecom bases its estimates on historical experience and on various other assumptions, the results of which form the basis for judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.

We understand that Portugal Telecom believes the following critical accounting policies involve the most significant judgments and estimates used in the preparation of Portugal Telecom’s audited consolidated financial statements.

Property, Plant and Equipment, and Intangible Assets

Accounting for property, plant and equipment, and intangible assets involves the use of estimates for determining the expected useful lives of those assets and the fair value at the acquisition date, in the case of assets acquired in a business combination. The determination of the fair values of assets, as well as of the useful lives of the assets is based on management’s judgment.

The determination of impairments of property, plant and equipment, and intangible assets involves the use of estimates that include, but are not limited to, the cause, timing and amount of the impairment. Impairment analysis is based on a large number of factors, such as changes in current competitive conditions, expectations of growth in the telecommunications industry, increased cost of capital, changes in the future availability of financing, technological obsolescence, discontinuation of services, current replacement costs, prices paid in comparable transactions and other changes in circumstances that indicate an impairment exists. The determination of recoverable amounts and fair values are typically based on discounted cash flow methodologies that incorporate reasonable market assumptions. The identification of impairment indicators, the estimation of future cash flows and the determination of fair values of assets (or groups of assets) require management to make significant judgments concerning the identification and validation of impairment indicators, expected cash flows, applicable discount rates, useful lives and residual values. As of December 31, 2013, Portugal Telecom concluded that the carrying value of these assets did not exceed their recoverable amounts.

Goodwill

Goodwill arising on consolidation represents the excess of the cost of acquisition over Portugal Telecom’s interest in the fair value of the identifiable assets and liabilities of a subsidiary at the date of acquisition. The assets and liabilities acquired are measured provisionally at the date on which control is acquired, and the resulting value is reviewed in a maximum period of one year from the date of acquisition. Until the fair value of the assets and liabilities has been definitively calculated, the difference between the cost of acquisition and the carrying amount of the company acquired is recognized provisionally as goodwill.

In accordance with IFRS, at the end of each reporting period, Portugal Telecom reviews the goodwill of each cash-generating unit for impairment (i.e., a reduction in its recoverable amount to below its carrying amount) and writes it down if necessary. The recoverability analysis of goodwill is performed systematically at the end of each year or whenever it is considered necessary to perform such an analysis. The recoverable amount is the higher of the estimated selling price of the asset less the related selling costs or the value in use of the asset. Value in use is taken to be the present value of the estimated future cash flows. In calculating the recoverable amount of goodwill, Portugal Telecom used the value in use approach for all cases, preparing the projections of cash flows on the basis of the budgets most recently approved by its board of directors. These budgets include the best available estimates of the income and costs of the cash-generating units using industry projections, past experience and future expectations. These projections cover the coming four years, and the flows for future years are estimated by applying reasonable growth rates.

In light of the fact that analyzing the impairment of Portugal Telecom’s recorded goodwill requires a combination of various assumptions and variables, it is very difficult to analyze the sensitivity of the projections to changes in any isolated variable on its own, since a change in one variable may have an effect on one or more of the other variables used.

As a result of the goodwill impairment analysis that Portugal Telecom conducted as of December 31, 2013, Portugal Telecom concluded that the carrying value of financial investments, including goodwill, did not exceed its recoverable amount.

The determination of the recoverable amount of a cash-generating unit under IFRS for impairment testing purposes involves the use of estimates by management. Methods used to determine these amounts include discounted cash flow methodologies and models based on quoted stock market prices. Key assumptions on which management has based its determination of fair value include ARPU (monthly average revenue per user), subscriber acquisition and retention costs, churn rates, capital expenditures and market share. These estimates can have a material impact on fair value and the amount of any goodwill write-down.

Accrued Post-Retirement Liability

As of December 31, 2013, Portugal Telecom recorded an accrued post-retirement liability amounting to €959.0 million to cover its net unfunded obligations regarding pension supplements, post-retirement healthcare benefits and salaries for pre-retired and suspended employees. Portugal Telecom estimates its obligations regarding post-retirement benefits based on actuarial valuations prepared annually by its actuaries, which use the projected unit credit method and consider certain demographic and financial assumptions. The key financial assumptions affecting post-retirement benefits costs are based, in part, on actuarial valuations, including discount rates used to calculate the amount of the post-retirement benefits obligations. The discount rate reflects the weighted average timing of the estimated defined benefits payments. The discount rate premium is determined based on European corporate bonds with a high quality rating. In the event that further changes in assumptions are required with respect to discount rates, the future amounts of Portugal Telecom’s post-retirement benefits costs may be materially affected. See note 14 to Portugal Telecom’s audited consolidated financial statements for a more detailed explanation of the assumptions used.

Provisions and Adjustments

Provisions are recorded when, at the end of the period, Portugal Telecom has an obligation to a third party that is probable or certain to create an outflow of resources to the third party. This obligation may be legal, regulatory or contractual in nature. It may also be derived from Portugal Telecom’s practice or from public commitments having created a legitimate expectation for such third parties that Portugal Telecom will assume certain responsibilities. To estimate the expenditure that Portugal Telecom is likely to bear to settle the obligation, its management takes into consideration all of the available information at the closing date for its audited consolidated financial statements. If no reliable estimate of the amount of the obligation can be made, no provision is recorded; information is then disclosed in the notes to the consolidated financial statements.

Contingent liabilities represent obligations which are neither probable nor certain at the time of drawing up the financial statements, and obligations for which the cash outflow is not probable are not recorded. Information about them is disclosed in the notes to the audited consolidated financial statements.

Because of the inherent uncertainties in the foregoing evaluation process, actual losses may be different from the original estimated amount provisioned at the closing date.

The allowance for doubtful accounts receivable is stated at the estimated amount necessary to cover potential risks in the collection of overdue accounts receivable balances. A determination of the amount of allowances required is made after careful analysis of the evolution of accounts receivable balances, and, in specific cases, Portugal Telecom’s analysis is also based on its knowledge of the financial situation of its customers. The required allowances may change in the future due to changes in economic conditions and Portugal Telecom’s knowledge of specific issues. Future possible changes in recorded allowances would impact Portugal Telecom’s results of operations in the period that such changes are recorded.

Assessment of the Fair Value of Financial Instruments

Portugal Telecom chooses an appropriate valuation method for financial instruments not traded in an active market based on its knowledge of the market and of the asset. In this process, Portugal Telecom applies the valuation methods commonly used by market practitioners and use assumptions based on market rates.

Assessment of the Fair Value of Certain Assets Using the Revaluation Model

In 2008, Portugal Telecom adopted the revaluation model for measuring the carrying value of certain classes of assets, primarily ducts infrastructure and real estate assets. In accordance with Portugal Telecom’s policy, it revises the revalued amount at least once every three years and, accordingly, Portugal Telecom performed another reevaluation during the year ended December 31, 2011. These revaluations were effective as of December 31, 2011 and resulted in a net reduction of tangible assets amounting to approximately €131.4 million, of which approximately €126.2 million was recognized directly in Portugal Telecom’s consolidated statement of comprehensive income and €5.3 million was recognized in Portugal Telecom’s consolidated income statement. In order to determine the revalued amount of those assets, Portugal Telecom used the replacement cost method for the ducts infrastructure and the market value for real estate assets, which required the use of certain assumptions related to construction costs for duct infrastructure and the use of specific indicators for the real estate market. See notes 3(c) and 37.3 to Portugal Telecom’s audited consolidated financial statements for a more detailed explanation of the assumptions used.

Deferred Taxes

Portugal Telecom recognizes and settles income taxes based on the results of operations determined in accordance with local corporate legislation, taking into consideration the provisions of the applicable tax law, which are different from the amounts calculated for IFRS purposes. In accordance with IAS 12, Income Taxes, Portugal Telecom recognizes deferred tax assets and liabilities based on the differences between the carrying amounts and the taxable bases of the assets and liabilities. Portugal Telecom regularly assesses the recoverability of deferred tax assets when it is probable that these assets may not be realized, based on the history of taxable income, the projection of future taxable income, and the time estimated for the reversal of existing temporary differences. These calculations require the use of estimates and assumptions. The use of different estimates and assumptions could result in the recognition of an allowance for impairment losses for the entire or a significant portion of the deferred tax assets.

Results of Operations

Portugal Telecom’s results reflect the changing patterns in its business described above in “—Overview.” The following tables set forth the contribution to Portugal Telecom’s consolidated operating revenues of each its major business lines, as well as its major consolidated operating costs and expenses, for the years ended December 31, 2013, 2012 and 2011.

	Year Ended December 31,
	2013			2012			2011
	EUR Millions	% of Operating Revenues	% Change of Item	EUR Millions	% of Operating Revenues	% Change of Item	EUR Millions	% of Operating Revenues

Telecommunications in Portugal:
Services	€2,386.0	81.9%	(5.8)%	€2,532.7	82.3%	(7.1)%	€2,726.4	80.7%
Sales	113.0	3.9%	5.4%	107.4	3.5%	(6.7)%	115.1	3.4%
Other	39.0	1.4%	7.2%	36.8	1.2%	35.7%	27.1	0.8%

	2,538.0	87.2%	(5.2)%	2,676.9	86.9%	(6.7)%	2,868.7	84.9%
Other businesses:
Services	351.0	12.1%	(3.9)%	365.2	11.9%	(23.6)%	478.0	14.1%
Sales	18.0	0.6%	(45.9)%	33.1	1.1%	131.7%	14.3	0.4%
Other	4.0	0.1%	11.8%	3.7	0.1%	(80.3)%	18.8	0.6%

	373.0	12.8%	7.3%	402.0	13.1%	(21.3)%	511.0	15.1%

Total operating revenues	2,911.0	100.0%	(5.4)%	3,079.0	100.0%	(8.9)%	3,379.7	100.0%
Costs, expenses, losses and income:
Wages and salaries	399.3	13.7%	(3.5)%	413.6	13.4%	(19.7)%	515.1	15.2%
Direct costs	458.8	15.8%	0.3%	457.4	14.9%	(6.8)%	491.0	14.5%
Costs of products sold	134.8	4.6%	(2.4)%	138.1	4.5%	0.0%	138.1	4.1%
Marketing and publicity	68.5	2.4%	(5.1)%	72.2	2.3%	(12.7)%	82.7	2.4%
Supplies, external services and other expenses	619.3	21.3%	(3.3)%	640.6	20.8%	(6.3)%	684.0	20.2%
Indirect taxes	42.3	1.5%	(3.3)%	43.8	1.4%	6.2%	41.2	1.2%
Provisions and adjustments	25.8	0.9%	11.0%	23.3	0.8%	9.5%	21.2	0.6%
Depreciation and amortization	726.3	24.9%	(5.1)%	765.3	24.9%	(2.0)%	780.6	23.1%
Post-retirement benefits costs	40.5	1.4%	(29.7)%	57.5	1.9%	(5.6)%	61.0	1.8%
Curtailment costs	127.1	4.4%	5268.1%	2.4	0.1%	(93.5)%	36.4	1.1%

	Year Ended December 31,
	2013			2012			2011
	EUR Millions	% of Operating Revenues	% Change of Item	EUR Millions	% of Operating Revenues	% Change of Item	EUR Millions	% of Operating Revenues

Gains on disposals of fixed assets, net	(3.4)	(0.1)%	(3.2)%	(3.5)	(0.1)%	560.5%	(0.5)	(0.0)%
Other costs (gains), net	(73.4)	(2.5)%	213.6%	(23.4)	(0.8)%	(207.5)%	21.8	0.6%

Income before financial results and taxes	345.4	11.9%	(29.8)%	491.8	16.0%	(3.0)%	507.2	15.0%
Net interest expenses	257.4	8.8%	20.8%	213.0	6.9%	75.3%	121.5	3.6%
Net foreign currency exchange losses	21.9	0.8%	1090.3%	1.8	0.1%	(19.9)%	2.3	0.1%
Net losses (gains) on financial assets and other investments	2.0	0.1%	(48.6)%	3.9	0.1%	(797.5)%	(0.6)	(0.0)%
Equity in losses of joint ventures, net	2.2	0.1%	(27.4)%	3.0	0.1%	(91.1%)	33.7	1.0%
Equity in earnings of associated companies, net	(442.8)	(15.2)%	110.6%	(210.3)	(6.8)%	(0.5)%	(211.3)	(6.3)%
Net other financial losses	54.6	1.9%	22.6%	44.6	1.4%	(18.8)%	54.9	1.6%

Income before taxes	450.0	15.5%	3.3%	435.7	14.2%	(14.0)%	506.6	15.0%
Income taxes	62.0	2.1%	(50.6)%	125.6	4.1%	26.8%	99.1	2.9%

	€388.0	13.3%	25.1%	€310.1	10.1%	(23.9)%	€407.6	12.1%

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

Operating Revenues

Portugal Telecom’s operating revenues declined by 5.4% to €2,911.0 million in 2013 from €3,079.0 million in 2012, primarily reflecting revenue declines in the Portuguese telecommunications business (€138.6 million) and lower contributions from its other international operations, principally its Africatel businesses (€19.7 million), mainly due to negative currency effects.

Portugal Telecom’s revenues from its Portuguese telecommunications business were negatively impacted by, among other things, (1) lower revenues in the Enterprise customer category, where it experienced pricing and demand pressure, primarily in mobile services, (2) revenue declines in the Personal customer category, including the effects of lower mobile interconnection revenues and lower customer service revenues, and (3) lower revenues from wholesale and other businesses, including the impact of a decline in the telephone directories business. These effects were partially offset by an increase in revenues from the Residential customer category, mainly related to pay-TV and broadband revenues, which were driven by the success of the Meo double- and triple-play offers.

Telecommunications in Portugal

We present below the revenue information for the Portuguese Telecommunications business segment. The revenue information for this segment in the tables below differs from the contribution to Portugal Telecom’s consolidated revenues for that segment in the table above because it is presented on a stand-alone basis and includes revenues from services rendered to other Portugal Telecom group companies.

The table below sets forth operating revenues from the Portuguese telecommunications business in 2013 and 2012. The Portuguese telecommunications business includes revenues from the Residential, Personal, Enterprise and Wholesale customer categories.

	2013	2012	% Change
	(EUR Millions)

Residential	€721.1	€711.7	1.3%
Personal	655.2	688.1	(4.8)%
Enterprise	790.8	896.0	(11.7)%
Wholesale, other and eliminations	392.5	404.7	(3.0)%

Total	€2,559.6	€2,700.5	(5.2)%

In the Residential customer category, operating revenues increased by 1.3% to €721.1 million in 2013 from €711.7 million in 2012. Portugal Telecom’s residential revenues benefited from the commercial success of Meo, whose double-play and triple-play services (voice, data and pay-TV) have grown and have partially mitigated the recent revenue loss trends in the Portuguese telecommunications business, and Meo’s rebranding and launch as Portugal Telecom’s first quadruple play offering, M4O. As a result of the success of Portugal Telecom’s M4O offering, the weight of non-voice services in the Residential customer category stood at 66.0% in 2013, an increase of 2.5% as compared to 63.4% in 2012.

In the Personal customer category, operating revenues declined by 4.8% to €655.2 million in 2013 from €688.1 million in 2012, primarily due to: (1) lower customer revenues (€37.0 million) in 2013, which reflected the effects of challenging economic conditions that have made customers more price-sensitive, greater competitive pressures, increased popularity of “tribal plans” yielding lower revenues per user, as well as the negative effect of lower revenues from mobile broadband due to the higher popularity of fixed broadband, (2) lower interconnection revenues (€13.0 million), partially as a result of the negative impact of lower mobile termination rates, and (3) price competition and migration to lower tariff plans. Notwithstanding the economic environment and significant growth in fixed broadband due to triple-play bundled offers, data revenues accounted for 35.8% of service revenues, an increase of 2.6% over 2012, as a result of the solid performance of “internetnotelemovel” (internet on the cell phone) data packages, which continued to show strong growth, the commercial success of Portugal Telecom’s “e nunca mais acaba” plan and increased penetration of smartphones, which partially offset the pressure on mobile broadband revenues.

Operating revenues from the Enterprise customer category declined by 11.7% to €790.8 million in 2013 from €896.0 million in 2012, negatively affected by the economic environment, including by: (1) strong cost-cutting initiatives by government agency clients and a significant reduction in investments in new projects, (2) cost reduction initiatives by large corporations, particularly in banking, other financial services and pharmaceuticals, and (3) economic challenges faced by small and medium businesses, which continued to be negatively affected by economic and financial conditions in Portugal. Portugal Telecom’s strategy continued to focus on convergent offers and unlimited fixed-to-mobile voice and data solutions, integrated and vertical offers bundled with specific business software and flexible pricing solutions on a per workstation basis. Additionally, Portugal Telecom continued to provide advanced one-stop-shop IT/IS solutions, focusing on BPO and on the marketing of machine-to-machine solutions.

Wholesale and other operating revenues, including eliminations among the Portuguese businesses, declined by 3.0% to €392.5 million in 2013 from €404.7 million in 2012, impacted by lower revenues associated with: (1) the directories business, (2) leased lines and accesses, including lower prices resulting from adverse regulatory decisions and lower volumes as operators continue to build networks, (3) public pay phones, and (4) termination of national and international traffic.

Other Businesses

Operating revenues from Portugal Telecom’s other operations declined by 7.3% to €373.0 million in 2013 from €402.0 million in 2012. This decline primarily reflects lower contributions from MTC (€12.9 million), as the impact of the depreciation of the Namibian Dollar against the Euro more than offset higher retail voice revenues and data services on a constant currency basis, and Timor Telecom (€9.3 million), explained by the impact of the depreciation of the U.S. dollar against the Euro and also by lower revenues on a constant currency basis due to the entrance of a new competitor in the Timor telecommunications market.

Costs, Expenses, Losses and Income

As explained in more detail below, the decrease in Portugal Telecom’s consolidated costs in 2013 primarily reflects trends in its Portuguese telecommunications business, primarily strict cost control, a strong focus on profitability and a decrease in depreciation and amortization expenses as a result of lower capital expenditures, partially offset by higher work force reduction costs. For more detail on these costs and expenses as they relate to the Portuguese telecommunications business segment, see note 7 to its audited consolidated financial statements.

Wages and Salaries

Wages and salaries, including employee benefits and social charges, declined by 3.5% to €399.3 million in 2013 from €413.6 million in 2012, primarily reflecting a lower contribution from the Portuguese telecommunications business (€9.1 million), mainly due to lower variable and overtime compensation, higher efficiency levels in certain internal processes and lower personnel costs as a result of a restructuring plan implemented in the second quarter of 2013.

Direct Costs

Direct costs increased by 0.3% to €458.8 million in 2013 from €457.4 million in 2012, primarily due to a higher contribution from the Portuguese telecommunications business (€1.4 million), mainly reflecting an increase in programming costs, driven by customer growth and investment in content for Portugal Telecom’s Meo offering, and higher costs associated with the provision of IT/IS solutions and outsourcing services as a result of the increased weight of these services as part of Portugal Telecom’s revenues. These effects more than offset lower mobile traffic costs, explained by a reduction in services rendered and also the impact of the regulatory mobile termination rate cuts, and lower costs associated with Portugal Telecom’s directories business.

Costs of Products Sold

Costs of products sold declined by 2.4% to €134.8 million in 2013 from €138.1 million in 2012, primarily reflecting a reduction in the Portuguese telecommunications businesses (€1.8 million), mainly due to lower subsidies, and notwithstanding an increase in sales.

Marketing and Publicity

Marketing and publicity costs declined by 5.1% to €68.5 million in 2013 from €72.2 million in 2012, reflecting lower contributions from the Africatel businesses and lower institutional and other marketing expenses recorded at the Portuguese holding companies. These effects more than offset an increase in the Portuguese telecommunications business (€1.7 million), reflecting mainly the costs incurred in the launch and rollout of Portugal Telecom’s new M4O offer that more than offset Portugal Telecom’s strict cost control policies and marketing investments already made in previous years.

Supplies, External Services and Other Expenses

Supplies, external services and other expenses declined by 3.3% to €619.3 million in 2013 from €640.6 million in 2012, primarily reflecting a lower contribution from the Portuguese telecommunications business, primarily as a result of lower maintenance and repairs expenses and other third-party services, which benefited from the roll-out of Portugal Telecom’s FTTH network and an extensive field force transformation program, and lower other expenses.

Indirect Taxes

Indirect taxes declined by 3.3% to €42.3 million in 2013 from €43.8 million in 2012, primarily reflecting lower fees paid by the Portuguese telecommunications business to ANACOM.

Provisions and Adjustments

Provisions and adjustments increased by 11.0% to €25.8 million in 2013 from €23.3 million in 2012, primarily reflecting higher provisions for bad debt, partially offset by a decrease in provisions for legal actions that benefited from a favorable outcome in a pending action.

Depreciation and Amortization

Depreciation and amortization costs declined by 5.1% to €726.3 million in 2013 from €765.3 million in 2012, primarily reflecting a lower contribution from the Portuguese telecommunications business (€34.2 million), mainly due to a decline in capital expenditures in 2013 and late 2012 following the investments in future proof technologies and networks undertaken in previous years, particularly in FTTH and 4G coverage.

Post-Retirement Benefits

Post-retirement benefits declined by 29.7% to €40.5 million in 2013 from €57.5 million in 2012, primarily reflecting the reduction in discount rates undertaken at the end of 2012, leading to a lower net interest cost in 2013. This cost item does not include early termination costs related to Portugal Telecom’s workforce reduction program, which are discussed under “—Curtailment Costs” below.

Curtailment Costs

Curtailment costs increased to €127.1 million in 2013 from €2.4 million in 2012, reflecting the implementation of a redundancy program relating to approximately 400 employees in the second quarter of 2013.

Net Gains on Disposals of Fixed Assets

Net gains on disposals of fixed assets declined by 3.2% to €3.4 million in 2013 from €3.5 million in 2012.

Net Other Costs (Gains)

Net other gains increased to €73.4 million from €23.4 million in 2012. In 2013, this caption included (1) a gain resulting from the settlement of contractual obligations related to the acquisition of Portugal Telecom’s investment in Oi in 2011 for a lower amount than the liability initially recognized, (2) a gain related to Portugal Telecom’s wireline concession agreement, and (3) provisions and adjustments recognized in order to adjust the carrying value of certain assets to the corresponding recoverable amounts. In 2012, this caption included a gain related to net compensation for prior years’ costs supported by PT Comunicações under its universal service obligations under its concession agreement, net of provisions and adjustments recognized in order to adjust the carrying value of certain assets to the corresponding recoverable amounts.

Income Before Financial Expenses and Taxes

Income before financial expenses and taxes declined by 29.8% to €345.4 million in 2013 from €491.8 in 2012. As a percentage of total operating revenue, income before financial expenses and taxes declined to 11.9% in 2013 from 16.0% in 2012.

Financial Income and Expenses

Net Interest Expenses

Net interest expenses increased by 20.8% to €257.4 million in 2013 from €213.0 million in 2012, reflecting an increase in the average cost of debt in the Portuguese telecommunications business, from 4.2% in 2012 to 5.3% in 2013, mainly due to a lower return on cash applications and also as a result of an increase in the average cost of gross debt, following Portugal Telecom’s bond issuance in the second half of 2012.

Net Foreign Currency Exchange Losses

Portugal Telecom had net foreign currency losses of €21.9 million in 2013 as compared to €1.8 million in 2012. The losses recorded in 2013 were primarily due to the impact of the significant depreciation of the U.S. dollar against the Euro on net assets denominated in U.S. dollars.

Net Losses (Gains) on Financial Assets and Other Investments

Net losses on financial assets and other investments declined by 48.6% to €2.0 million in 2013 from €3.9 million in 2012. These losses primarily include the impact of the change in the fair value of certain free-standing interest rate derivatives and rents received from real estate, net of related depreciation costs.

Equity in Losses of Joint Ventures

Portugal Telecom’s equity in losses of joint ventures consists of its equity in the earnings (losses) of Oi and Contax and their controlling shareholders. Portugal Telecom’s share in the losses of joint ventures declined by 27.4% to €2.2 million in 2013 from €3.0 million in 2012. Portugal Telecom’s investments in Oi, Contax and their controlling shareholders are not included in the assets contributed to PT Portugal.

Equity in Earnings of Associated Companies

Equity in earnings of associated companies was €442.8 million in 2013 as compared to €210.3 million in 2012, primarily related to the disposal of Portugal Telecom’s investment in CTM, which resulted in the recognition of a gain amounting to €310.3 million. Adjusting for this impact and Portugal Telecom’s share in the earnings of CTM in 2012 (€26.4 million), equity in earnings of affiliates would have declined to €132.5 million in 2013 from €183.9 million in 2012, reflecting a decrease in Portugal Telecom’s equity in the earnings of Unitel to €129.9 million in 2013 from €187.7 million in 2012, primarily because Unitel became subject to corporate tax in 2013 and due to exchange rate fluctuations between the Angolan currency and the Euro. For additional information about the earnings of Unitel, see “PT Portugal’s African and Asian Operations—Unitel, Angola” of “Business of PT Portugal SGPS, S.A.” which is included as Exhibit 1 to the Current Report on Form 6-K of which this Exhibit 2 is a part, and note 33 to Portugal Telecom’s audited consolidated financial statements.

Net Other Financial Losses

Net other financial losses increased by 22.6% to €54.6 million in 2013 from €44.6 million in 2012, and include banking services, commissions, financial discounts and other financing costs. This increase reflects primarily higher commission expenses and certain expenses incurred in the fourth quarter of 2013 in connection with the proposed business combination between Portugal Telecom and Oi.

Income Taxes

Income taxes declined by 50.6% to €62.0 million in 2013 from €125.6 million in 2012, corresponding to effective tax rates of 13.8% and 28.8%, respectively. This decline is primarily explained by lower taxable earnings across all business, reflecting mainly higher curtailment charges and interest expenses, that more than offset the impact of €32 million resulting from the change in the statutory tax rate in Portugal from 25% to 23% as from 2014, as a result of which certain deferred tax assets were remeasured based on the new tax rate. The lower effective tax rate in 2013 reflects primarily certain non-taxable gains recorded in 2013, principally related to the disposal of CTM and the settlement of contractual obligations relating to the acquisition of Portugal Telecom’s interest in Oi.

Net Income

Net income increased by 25.1% to €388.0 million, or 13.3% of total operating revenue, in 2013 from €310.1 million, or 10.1% of total operating revenue, in 2012 for the reasons described above.

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

Operating Revenues

Portugal Telecom’s operating revenues declined by 8.9% to €3,079.0 million in 2012 from €3,379.7 million in 2011, primarily reflecting revenue declines in the Portuguese telecommunications business (€191.8 million) as well as the contribution of Dedic/GPTI in the first half of 2011 (€133.9 million), as this business was fully consolidated until June 30, 2011 and then integrated with Contax, which Portugal Telecom accounts for using the equity method. On June 30, 2011, Portugal Telecom consummated an exchange of its interest in Dedic/GPTI for an additional stake in Contax. These effects were partially offset by higher contributions from other international operations, particularly MTC in Namibia (€20.7 million), including the effect of the appreciation of the Namibian Dollar against the Euro, and Timor Telecom (€9.3 million).

Telecommunications in Portugal

Portugal Telecom’s revenues from the Portuguese telecommunications business in the year ended December 31, 2012 were negatively impacted by, among other things, (1) lower revenues in the Enterprise customer category, where Portugal Telecom experienced pricing and consumption pressure, primarily from government agency clients, and by the absence of projects for large companies, (2) revenue declines in the Personal customer category, including the effects of lower mobile interconnection revenues, lower customer service revenues and lower sales, and (3) lower revenues from the wholesale and other businesses, including the impact of a decline in the telephone directories business. These effects were partially offset by an increase in revenues from the Residential customer category, mainly related to pay-TV and broadband revenues.

The table below sets forth operating revenues from the Portuguese telecommunications business on a stand-alone basis in 2012 and 2011.

	2012	2011	% Change
	(EUR Millions)

Residential	€711.7	€682.3	4.3%
Personal	688.1	768.4	(10.4)%
Enterprise	896.0	982.1	(8.8)%
Wholesale, other and eliminations	404.7	459.2	(11.9)%

Total	€2,700.5	€2,892.0	(6.6)%

In the Residential customer category, operating revenues increased by 4.3% to €711.7 million in 2012 from €682.3 million in 2011. Portugal Telecom’s residential revenues benefited from the commercial success of Meo, whose double-play and triple-play services have grown and have partially mitigated the recent revenue loss trends in the Portuguese telecommunications business. As result of Meo’s success, the weight of non-voice services in the Residential customer category stood at 63.4% in 2012, an increase of 4.9% as compared to 58.5% in 2011.

In the Personal customer category, operating revenues declined by 10.4% to €688.1 million in 2012 from €768.4 million in 2011, primarily due to: (1) lower customer revenues (€56.3 million), which reflected the effects of challenging economic conditions that have made customers more price-sensitive, greater competitive pressures, increased popularity of “tribal plans” yielding lower revenues per user and the negative effect of lower revenues from mobile broadband due to the higher popularity of fixed broadband, (2) lower interconnection revenues (€19.8 million), partially as a result of the negative impact of lower mobile termination rates, and (3) lower equipment sales (€3.7 million). Notwithstanding the economic environment and significant growth in fixed broadband due to triple-play bundled offers, data revenues accounted for 33.2% of service revenues, an increase of 2.4% over 2011, as a result of the solid performance of “internetnotelemovel” (internet on the cell phone) data packages, which continued to show strong growth, the commercial success of Portugal Telecom’s “e nunca mais acaba” plan and increased penetration of smartphones, which partially offset the pressure on mobile broadband revenues.

Operating revenues from the Enterprise customer category declined by 8.8% to €896.0 million in 2012 from €982.1 million in 2011, negatively affected by the economic environment, principally by: (1) strong cost cutting initiatives by government agency clients and significant reduction in investments in new projects, (2) cost reduction initiatives by large corporations, and (3) economic challenges faced by small and medium businesses, which showed some resilience in 2011 but have since become more negatively affected by the economic and financing conditions in Portugal.

Wholesale and other operating revenues, including eliminations among the Portuguese businesses, declined by 11.9% to €404.7 million in 2012 from €459.2 million in 2011, impacted by lower revenues from (1) the directories business, (2) leased lines and accesses, including lower prices resulting from adverse regulatory decisions and lower volumes as operators continue to build their own networks, (3) public pay phones and (4) termination of national and international traffic.

Other Businesses

Operating revenues from Portugal Telecom’s other operations declined by 21.3% to €402.0 million in 2012 from €511.0 million in 2011. This performance was mainly due to (1) the contribution of Dedic/GPTI business in the first half of 2011 (€133.9 million), and (2) the increases of 20.4% and 13.0% at Timor Telecom and MTC, respectively.

Costs, Expenses, Losses and Income

As explained in more detail below, Portugal Telecom’s costs declined in 2012, reflecting primarily (1) a reduction in costs in the Portuguese telecommunications business, primarily as a result of strict cost control, a strong focus on profitability, lower direct costs resulting from the decrease in operating revenues and lower curtailment costs, and (2) the contribution from Dedic/GPTI in the first half of 2011, which was fully consolidated until June 30, 2011 and then integrated with Contax and thus accounted for by the equity method for subsequent periods. For more detail on these costs and expenses as they relate to the Portuguese telecommunications business segment, see note 7 to Portugal Telecom’s audited consolidated financial statements.

Wages and Salaries

Wages and salaries, including employee benefits and social charges, declined by 19.7% to €413.6 million in 2012 from €515.1 million in 2011, primarily reflecting (1) a lower contribution from the Portuguese telecommunications business (€10.7 million), mainly due to lower variable and overtime compensation, higher efficiency levels in certain internal processes and lower personnel costs as a result of a restructuring plan implemented in the fourth quarter of 2011, and (2) the contribution of Dedic/GPTI in the first half of 2011 (€103.7 million).

Direct Costs

Direct costs declined by 6.8% to €457.4 million in 2012 from €491.0 million in 2011, primarily due to a lower contribution from the Portuguese telecommunications business (€23.2 million), mainly reflecting lower mobile traffic costs due to the impact of the regulatory mobile termination rate cuts and lower roaming interconnection costs, and lower costs associated with the directories business. These effects were partially offset by an increase in costs associated with international traffic and higher programming costs due to continued customer growth and investment in Portugal Telecom’s Meo content offering.

Costs of Products Sold

Costs of products sold remained broadly stable at €138.1 million in 2012 and 2011, as the decline in the Portuguese telecommunications business (€3.9 million), which primarily reflected lower sales in the Personal customer segment, lower subsidies and a lower average cost of handsets as a result of favorable contracts entered into with key suppliers, was offset by an increase in costs in Portugal Telecom’s Africatel businesses and other businesses.

Marketing and Publicity

Marketing and publicity costs declined by 12.7% to €72.2 million in 2012 from €82.7 million in 2011, primarily as a result of a reduction in the Portuguese telecommunications business (€11.8 million), reflecting strict cost control policy and the marketing investments already made in previous years.

Supplies, External Services and Other Expenses

Supplies, external services and other expenses declined by 6.3% to €640.6 million in 2012 from €684.0 million in 2011, primarily reflecting (1) a lower contribution from the Portuguese telecommunications business, primarily as a result of lower maintenance and repair expenses, support services and other third-party services, which benefited from the roll-out of Portugal Telecom’s FTTH network and the extensive field force transformation program, and (2) the contribution of Dedic/GPTI in the first half of 2011.

Indirect Taxes

Indirect taxes increased by 6.2% to €43.8 million in 2012 from €41.2 million in 2011, mainly due to a higher contribution from the Portuguese telecommunications business (€2.0 million), primarily as a result of an increase in VAT-related expenses.

Provisions and Adjustments

Provisions and adjustments increased by 9.5% to €23.3 million in 2012 from €21.2 million in 2011, reflecting higher provisions for both bad debt and legal actions in the Portuguese telecommunications business, partially offset by a lower contribution from other businesses.

Depreciation and Amortization

Depreciation and amortization costs declined by 2.0% to €765.3 million in 2012 from €780.6 million in 2011, primarily reflecting (1) a lower contribution from the Portuguese telecommunications business (€22.0 million), principally due to the swap of MEO’s 2G equipment for 4G-enabled equipment, which led to accelerated depreciation of 2G equipment through June 30, 2011, and the impact of the revision of the useful lives of certain tangible assets undertaken in 2012, and (2) the contribution of Dedic/GPTI in the first half of 2011(€8.3 million).

Post-Retirement Benefits

Post-retirement benefits declined by 5.6% to €57.5 million in 2012 from €61.0 in 2011, primarily reflecting a decline in costs related to the annual service of active and suspended employees that were entitled to pension benefits under Portugal Telecom’s pension plans, which were transferred to the Portuguese State in December 2010.

Curtailment Costs

Curtailment costs declined to €2.4 million in 2012 from €36.4 million in 2011, primarily reflecting the reorganization undertaken at the end of 2011.

Net Gains on Disposals of Fixed Assets

Net gains on disposals of fixed assets increased to €3.5 million in 2012 from €0.5 million in 2011, primarily reflecting higher gains in the Portuguese telecommunications business (€3.0 million).

Net Other Costs (Gains)

Net other gains amounted to €23.4 million as compared to net other losses of €21.8 million in 2011, primarily reflecting a gain recorded in 2012 with respect to the estimated net compensation for prior years’ costs supported by PT Comunicações under its universal service obligations pursuant to Portugal Telecom’s concession agreement, partially offset by non-recurring provisions and adjustments recorded in 2012.

Income Before Financial Expenses and Taxes

Income before financial expenses and taxes declined by 3.0% to €491.8 million in 2012 from €507.2 in 2011. As a percentage of total operating revenue, income before financial expenses and taxes increased to 16.0% in 2012 from 15.0% in 2011.

Financial Income and Expenses

Net Interest Expenses

Net interest expenses increased by 75.3% to €213.0 million in 2012 from €121.5 million in 2011, reflecting: (1) a €51.4 million interest gain recorded in the first quarter of 2011 on the cash deposits in reais that were used to pay for the strategic investments in Oi and Contax on March 28, 2011, and (2) an interest gain of €32.6 million recorded in 2011 related to the outstanding receivable from Telefónica in connection with the disposal of Vivo.

Net Foreign Currency Exchange Losses

Portugal Telecom had net foreign currency losses of €1.8 million in 2012 as compared to €2.3 million in 2011, primarily reflecting higher foreign currency losses recorded in 2011 by the Portuguese telecommunications business as a result of the impact of the depreciation of the U.S. dollar against the Euro on net assets denominated in U.S. dollars.

Net Losses (Gains) on Financial Assets and Other Investments

Portugal Telecom recorded net losses on financial assets and other investments of €3.9 million in 2012 as compared to net gains of €0.6 million in 2011. These losses primarily include the impact of the change in the fair value of certain free-standing interest rate derivatives and rents received from real estate, net of related depreciation costs.

Equity in Losses of Joint Ventures

This caption includes Portugal Telecom’s share in the losses its joint ventures, consisting of Oi and Contax and their controlling shareholders. Portugal Telecom’s share in the losses of joint ventures declined by 91.1% to €3.0 million in 2012 from €33.7 million in 2011, an improvement that primarily reflects higher earnings from Oi, notwithstanding the impact of the depreciation of the real against the Euro. Portugal Telecom’s investments in Oi, Contax and their controlling shareholders are not included in the assets contributed to PT Portugal.

Equity in Earnings of Associated Companies

Equity in earnings of associated companies declined by 0.5% to €210.3 million in 2012 from €211.3 million in 2011. In 2011, this caption includes a gain of €37.6 million related to the completion of the disposal of Portugal Telecom’s investment in UOL for a total amount of €155.5 million. Adjusting for this effect, equity accounting in earnings of affiliated companies would have increased to €210.3 million in 2012 from €173.7 million in 2011, primarily as a result of an increase in Portugal Telecom’s equity in the earnings of Unitel to €187.7 million from €155.7 million.

Net Other Financial Losses

Net other financial losses declined by 18.8% to €44.6 million in 2012 from €54.9 million in 2011 and include banking services, commissions, financial discounts and other financing costs. This decrease primarily reflects (1) higher commission expenses in the Portuguese operations in connection with certain bonds issued and facilities established in 2011, and (2) financial taxes and other expenses incurred in Brazil in connection with the transfer of funds for the investment in Oi completed in March 2011.

Income Taxes

Income taxes increased by 26.8% to €125.6 million in 2012 from €99.1 million in 2011, corresponding to an effective tax rate of 28.8% and 19.6%, respectively. This increase is primarily explained by (1) the impact of the increase in the maximum statutory tax rate applicable in Portugal from 29.0% to 31.5%, (2) higher non-taxable interest income and equity gains in 2011, and (3) lower gains resulting from adjustments to prior year income taxes.

For the years 2011 and 2010, following a change in Portuguese tax legislation that occurred in the second quarter of 2010, Portugal Telecom and its subsidiaries located in Portugal were subject to corporate income tax at a maximum aggregate tax rate of approximately 29.0%, corresponding to a base rate of 25%, which is increased (1) up to a maximum of 1.5% of taxable income through a municipal tax, and (2) by a 2.5% state surcharge applicable to taxable income in excess of €2.0 million. For the years 2012 and 2013, following a change in Portuguese tax legislation in December 2011, Portugal Telecom is subject to corporate income tax at a base rate of 25%, increased (1) up to a maximum of 1.5% of taxable income through a municipal tax, and (2) by a state surcharge levied at a rate of 3.0% on taxable income between €1.5 million and €10.0 million (€7.5 million as from January 1, 2013, following a change in Portuguese tax legislation in December 2012) and at a rate 5.0% on taxable income in excess of €10.0 million (€7.5 million as from January 1, 2013), resulting in a maximum aggregate tax rate of approximately 31.5%.

Net Income

Net income declined by 23.9% to €310.1 million, or 10.1% of total operating revenue, in 2012 from €407.6 million, or 12.1% of total operating revenue, in 2011 for the reasons described above.

Liquidity and Capital Resources

Overview

Portugal Telecom’s principal capital requirements relate to:

•	funding its operations;

•	capital expenditures on its network infrastructure, information systems and other investments, as well as acquisitions of interests in other telecommunications companies;

•	repayments and refinancing of its indebtedness;

•	shareholder remuneration in the form of dividend payments; and

•	funding of post-retirement benefits.

Portugal Telecom’s principal sources of funding for these capital requirements are cash generated from its operations and equity and debt financing. Portugal Telecom’s cash and cash equivalents and short-term investments declined to €2,573.1 million as of December 31, 2013, from €2,614.8 million as of December 31, 2012. We understand that PT Portugal believes that its cash balances, together with the cash that it expects to generate from its operations and available liquidity under its credit facilities and lines of credit, are currently sufficient to meet its present funding needs.

Cash Flows

The table below sets forth a breakdown of Portugal Telecom’s cash flows for the years ended December 31, 2011, 2012 and 2013.

	2013	2012	2011
	(EUR Millions)

Cash flow from operating activities	€853.7	€1,061.8	€1,189.5
Cash flow from (used in) investing activities:
Continuing operations	(364.1)	(575.0)	(3,929.4)
Discontinued operations	—	—	2,000.0
Cash flow from (used in) financing activities	(764.7)	(2,112.9)	(379.4)

Total	€(275.1)	€(1,626.1)	€(1,119.3)

Cash Flow from Operating Activities

Cash flows from operating activities include collections from clients, payments to suppliers, payments to personnel, payments relating to income and indirect taxes and payments related to post-retirement benefits. Portugal Telecom’s cash flows from operating activities result primarily from operations conducted by its subsidiaries and not by Portugal Telecom. None of Portugal Telecom’s subsidiaries is subject to economic or legal restrictions on transferring funds to Portugal Telecom in the form of cash dividends, loans or advances that would materially affect its ability to meet its cash obligations.

Net cash flow from operating activities declined by 19.6% to €853.7 million in 2013 from €1,061.8 million in 2012, primarily due to lower collections from customers (€463.7 million), reflecting the decline in revenues in the Portuguese telecommunications business, partially offset by lower payments to suppliers (€245.2 million).

Net cash flow from operating activities declined by 10.7% to €1,061.8 million in 2012 from €1,189.5 million in 2011, primarily due to lower collections from customers (€240.5 million), reflecting the decline in revenues in the Portuguese telecommunications business. These effects were partially offset by lower payments to employees (€104.3 million) and a decline in payments relating to income taxes (€47.5 million).

Cash Flow from (Used in) Investing Activities

Cash flows from investing activities include proceeds from disposals of investments in affiliated companies and property, plant and equipment, as well as interest and related income on cash equivalents and short-term investments. Cash flows used in investing activities primarily include investments in short-term financial applications, capital expenditures on tangible and intangible assets and investments in other companies.

Net cash used in investing activities declined to €364.1 million in 2013 from €575.0 million in 2012. This decline primarily reflects the proceeds obtained in 2013 from the disposal of Portugal Telecom’s investment in CTM (€335.7 million) and a decrease in cash payments for the acquisition of tangible and intangible assets (€216.8 million), primarily due to lower capital expenditures in the Portuguese telecommunications business. These effects were partially offset by a reduction in dividends received from affiliated companies (€149.3 million), mainly due to lower dividends received from Oi and higher investments in short-term financial applications.

Net cash used in investing activities declined to €575.0 million in 2012 from €3,929.4 million in 2011. This decline primarily reflects the acquisition of the investments in Oi and Contax in March 2011 (€3,727.5 million) and an increase in dividends received from affiliated companies (€90.6 million), mainly due to higher dividends received from Oi in 2012, which more than offset lower dividends received from Unitel. These effects were partially offset by (1) the proceeds obtained in 2011 from the disposal of Portugal Telecom’s investment in UOL (€155.5 million), (2) lower cash receipts from interest and related income (€118.1 million), mainly due to interest income received in the first quarter of 2011 on the cash deposits in reais that were used to pay for the strategic investments in Oi and Contax, and (3) an increase in cash payments for the acquisition of tangible and intangible assets (€95.1 million).

Cash Flows from (Used In) Financing Activities

Cash flows used in financing activities include repayments of debt, payments of interest on debt and payments of dividends to shareholders. Cash flows from financing activities primarily consist of borrowings.

Net cash used in financing activities decreased to €764.7 million in 2013 from €2,112.9 million in 2012, mainly due to lower net cash payments on loans (€1,008.1 million), reflecting net cash payments of €40.6 million in 2013, as compared to net cash payments of €1,048.7 million in 2012, and lower dividends paid (€288.0 million), primarily reflecting the reduction in dividends paid to Portugal Telecom’s shareholders (€284.7 million), to a dividend per share of €0.325 in 2013 from €0.65 in 2012

Net cash used in financing activities increased to €2,112.9 million in 2012 from €379.4 million in 2011, primarily due to an increase in net cash payments on loans (€2,234.1 million), reflecting net cash payments of €1,048.7 million in 2012, as compared to net cash receipts of €1,185.4 million in 2011, partially offset by lower dividends paid (€580.6 million), primarily reflecting the reduction in dividends paid to Portugal Telecom’s shareholders (€569.3 million), which in 2011 included an extraordinary dividend totaling €569.3 million.

Cash receipts from loans obtained, net of cash payments resulting from loans repaid, primarily relate to commercial paper and other bank loans and amounted to €40.6 million in 2013. As described in more detail in note 38 to Portugal Telecom’s audited consolidated financial statements, net cash payments on loans in 2013 primarily included (1) the repayment of the €1 billion Eurobond issued in April 2009, the outstanding consolidated liability of which amounted to €934 million at maturity, (2) the decrease in the outstanding amount due under Portugal Telecom’s standby credit facilities entered into in previous years (€350 million), (3) the repayment of the €50 million floating rate notes issued in August 2008, and (4) the repayment of several loans obtained from the European Investment Bank, or EIB. These effects were partially offset by (1) a €1 billion Eurobond issued on May 10, 2013, which matures in 2020 and bears interest at a fixed rate of 4.625%, and (2) the increase in the amounts due under Portugal Telecom’s commercial paper programs (€366 million).

Cash payments resulting from loans repaid, net of cash receipts from loans obtained, amounted to €1,048.7 million in 2012 and primarily included (1) the repayment of the €1,300.0 million Eurobond issued by Portugal Telecom’s wholly- owned subsidiary, PT International Finance B.V., or PTIF, in March 2005, (2) the payment of the last installment due to the Portuguese State in connection with the transfer of unfunded pension liabilities, amounting to €454.3 million, (3) the reduction of €378.2 million in the amounts due under commercial paper programs, and (4) a €20.6 million payment under equity swap contracts on Portugal Telecom’s shares. These effects were partially offset by the €400.0 million and €750.0 million bonds issued by Portugal Telecom and PTIF in July and October 2012, respectively.

Cash receipts from loans obtained, net of cash payments from loans repaid, amounted to €1,185.4 million in 2011 and primarily included (1) the €600.0 million Eurobond issued by PTIF in February 2011, (2) an increase of €466.0 million in the outstanding amount under commercial paper programs, and (3) an amount of €750.0 million drawn under a credit facility obtained in March 2011. These effects were partially offset by the payment of €450.0 million to the Portuguese State in December 2011 related to the transfer of unfunded pension obligations completed in December 2010, and (2) a payment under equity swap contracts on Portugal Telecom’s shares amounting to €84.3 million.

In 2013, 2012 and 2011, dividends paid by Portugal Telecom and its subsidiaries amounted to €316.1 million, €604.1 million and €1,184.7 million, respectively. During 2013, Portugal Telecom itself paid dividends of €284.7 million in May 2013, corresponding to an ordinary dividend of €0.325 per share. During 2012, Portugal Telecom itself paid dividends of €188.3 million on January 4, 2012, which represented an advance dividend with respect to 2011 profits of €0.215 per share, and €381.0 million in May 2012, which represented an ordinary dividend of €0.435 per share, for total ordinary dividends per share paid in 2012 of €0.65 per share. In June 2011, Portugal Telecom paid dividends of €1.3 per share, totaling €1,138.6 million, including an ordinary dividend of €0.65 per share relating to the year 2010 and an extraordinary dividend of €0.65 per share (relating to the total extraordinary dividend of €1.65 proposed following the disposal of Portugal Telecom’s investment in Brasilcel, of which €1 per share had already been paid in December 2010). The remainder of the dividends Portugal Telecom paid in 2013, 2012 and 2011 represented dividends paid by Portugal Telecom’s international investments, primarily MTC, CVTelecom and Timor Telecom.

For more detailed explanations of the changes in certain line items of Portugal Telecom’s cash flow statement, see note 47 to its audited consolidated financial statements.

Indebtedness

Portugal Telecom’s total consolidated indebtedness amounted to €7,371.1 million at the end of 2013 as compared to €7,375.1 million as of December 31, 2012, reflecting repayments of loans obtained and new financings secured as described above under “—Cash Flows—Cash Flows from (Used In) Financing Activities.” Substantially all of Portugal Telecom’s indebtedness has been incurred by entities that have been or will be contributed to PT Portugal and the remainder of Portugal Telecom’s indebtedness will be assumed by PT Portugal.

Portugal Telecom’s cash and cash equivalents declined to €1,659.0 million as of December 31, 2013 from €1,988.8 million as of December 31, 2012, primarily as a result of (1) net cash used in financing activities of €764.7 million in 2013, primarily reflecting net cash repayments of loans, and (2) net cash used in investing activities of €364.1 million in 2013, primarily reflecting the payments resulting from the acquisition of tangible and intangible assets. These effects were partially offset by net cash receipts from operating activities of €853.7 million in 2013, as explained above.

Portugal Telecom’s short-term investments increased to €914.1 million as of December 31, 2013 from €626.0 million as of December 31, 2012, reflecting payments, net of cash receipts, resulting from short-term financial applications, amounting to €316.7 million in 2013.

Of the total indebtedness outstanding as of December 31, 2013, 79.8% was medium- and long-term debt as compared to 81.1% as of December 31, 2012.

The composition of Portugal Telecom’s consolidated indebtedness as of December 31, 2013 and 2012 was as follows:

	As of December 31,
	2013		2012
Debt	Short-term	Long-term	Short-term	Long-term
	(EUR Millions)

Exchangeable bonds	€743.0	€—	€—	€732.9
Bonds	—	4,731.3	983.6	3,732.4
Bank loans
External loans	103.9	949.3	114.0	1,381.4
Domestic loans	5.1	175.0	2.8	108.8
Liability related to equity swaps on treasury shares	73.2	—	73.2	—
Commercial Paper	542.0	—	175.8	—
Leasings	24.7	23.6	24.0	23.9
Other financings	0.0	—	22.4	—

Total indebtedness	€1,492.0	€5,879.2	€1,395.7	€5,979.4

Cash and cash equivalents	1,659.0		1,988.8
Short-term investments	914.1		626.0

Net Indebtedness	€4,798.1		€4,760.3

Maturity

Of the total indebtedness outstanding as of December 31, 2013, €1,492.0 million is due before the end of December 2014. The remaining €5,879.2 million is medium and long-term debt. As of December 31, 2013, the average maturity of Portugal Telecom’s total indebtedness, net of cash and cash equivalents and short-term investments, was 5.5 years, benefiting from the €1 billion 7-year Eurobond issued in May 2013 following the repayment in April 2013 of the 2009 €1 billion Eurobond.

Interest Rates

As of December 31, 2013, 81.6% of Portugal Telecom’s total indebtedness was at fixed rates as compared to 81.8% as of December 31, 2012, reflecting the fixed-rate bonds issued by PTIF in 2005, 2007, 2009, 2011, 2012 and 2013.

Debt Instruments

Set forth below is a brief description of certain of Portugal Telecom’s debt instruments.

•	EMTN Programme—Portugal Telecom and Subsidiaries. Portugal Telecom has established a Euro Medium Term Note Programme, or EMTM Programme, program providing for the issuance of bonds. The EMTN Programme allows for bonds to be issued in a range of currencies and forms, including fixed and floating rates. As of December 31, 2013, the total size of the EMTN Programme was €7.5 billion, and Portugal Telecom and PTIF together had outstanding bonds of €4,750.0 million thereunder. In May 2013, under the EMTN Programme, PTIF issued €1 billion 4.625% bonds due 2020.

For additional information on the bonds Portugal Telecom and PTIF have issued under the EMTN Programme, including the principal amount, price, maturity and interest rate for each series of bonds, see note 38.2 to Portugal Telecom’s audited consolidated financial statements.

In connection with the proposed business combination of Portugal Telecom and Oi, on March 3, 2014, Portugal Telecom convened a meeting of holders of each series of outstanding bonds under the EMTN Programme, except for the holders of the €400 million 6.25% Notes due 2016, or the Portugal Telecom Retail Notes, for which a meeting was convened on March 18, 2014, at each of which these holders agreed to amend certain terms and conditions of the relevant series of bonds.

•	Exchangeable Bonds. On August 28, 2007, Portugal Telecom issued €750 million of bonds due 2014, exchangeable into fully paid ordinary shares of Portugal Telecom. The exchangeable bonds carry a coupon of 4.125% per annum, and the exchange price is currently €8.91 per ordinary share, in accordance with the terms and conditions of the exchangeable bonds. For additional information on these exchangeable bonds, see note 38.1 to Portugal Telecom’s audited consolidated financial statements. Each holder of €50,000 in principal amount of exchangeable bonds is currently entitled to receive 5,611 shares of Portugal Telecom.

In connection with the proposed business combination of Portugal Telecom and Oi, on March 3, 2014, Portugal Telecom convened a meeting of holders of the outstanding exchangeable bonds at which these holders agreed to amend certain terms and conditions of the exchangeable bonds.

•	Standby Credit Facilities—Portugal Telecom and Subsidiaries. As of December 31, 2013, Portugal Telecom had a committed standby credit facility totaling €800.0 million, including a €400.0 million revolving tranche and a €400 million term loan, that expires in June 2016, of which €400.0 million was drawn as of December 31, 2013. Portugal Telecom initially obtained this facility in 2011 in the amount of €900.0 million and increased the commitments thereunder to €1,200.0 million. In 2012, Portugal Telecom renegotiated the facility, extending its maturity to June 2016 and reducing the amount to €800.0 million. For additional information on these standby credit facilities, see note 38.3 to Portugal Telecom’s audited consolidated financial statements.

•	EIB Loans. Portugal Telecom had several amortizing loans from the EIB in the aggregate amount of €527 million as of December 31, 2013. These include (1) loans in the aggregate amount of €391 million, bearing an average fixed interest rate of 2.7% per annum and maturing on various dates from 2014 to 2019, (2) loans in the aggregate amount of €100.0 million, bearing fixed interest rates revisable on pre-agreed dates, with an average rate of 2.7% per annum as of December 31, 2013, and maturing on various dates from 2014 to 2021 and (3) loans in the aggregate amount of €35.7 million whose floating interest rates have been swapped for fixed rate obligations at an average interest rate of 2.9% and maturing in 2014.

•	Export Credit Facility. In 2011, Portugal Telecom entered into an export credit facility, including a €80.0 million committed tranche agreed in 2011 and a €100.0 million committed tranche agreed in January 2013. As of December 31, 2013, €70 million had been drawn under this facility.

•	Liability Related to Equity Swaps on Treasury Shares. As of December 31, 2012 and 2013, Portugal Telecom had equity swap contracts over 20,640,000 of its own shares, which were recognized as an effective acquisition of treasury shares, requiring Portugal Telecom to recognize a corresponding financial liability for the related acquisition cost in the amount of €178.1 million. In December 2012, Portugal Telecom settled €20.6 million of the outstanding amount previously due. As a result of this and other settlements, the liability as of December 31, 2012 and 2013 was reduced to €73.2 million. For additional information on Portugal Telecom’s liability related to these equity swaps, see note 38.4 to its audited consolidated financial statements.

•	Commercial Paper. Portugal Telecom has entered into several commercial paper programs, under which it had issued an aggregate amount of €542 million as of December 31, 2013, maturing between January 2014 and May 2014. Under these programs, Portugal Telecom had available an underwritten amount of €283 million as of December 31, 2013. In January 2013, Portugal Telecom entered into a new commercial paper program for a total amount of €400 million, including an underwritten amount of €200 million. For additional information on Portugal Telecom’s commercial paper programs, see note 38.5 to its audited consolidated financial statements.

•	Financing Relating to the Transfer of Unfunded Pension Obligations and Other Financings. Following the transfer of certain unfunded pension obligations to the Portuguese State for a total amount of €1,021.7 million, completed in December 2010, Portugal Telecom paid €100.0 million in December 2010, €17.4 million and €450.0 million in January and December 2011, respectively, and the remaining €454.3 million in December 2012.

Amendments to Debt Instruments in Connection with the Business Combination

In connection with our proposed acquisition of PT Portugal, Portugal Telecom amended each of its outstanding series of bonds and certain of its credit facilities, as described below.

On February 7, 2014, Portugal Telecom undertook consent solicitations to holders of its €400 million 6.25% Notes due 2016, or the Portugal Telecom Retail Notes; its €750 million 4.125% Exchangeable Bonds due 2014, or the Exchangeable Bonds; and certain notes issued by its wholly owned subsidiary, PT International Finance B.V., or PTIF, under its Euro Medium-Term Note Programme, or the PTIF Notes, to consider and approve certain proposals and other amendments to the trust deeds and terms and conditions of such notes and bonds.

The consent solicitation period expired on February 26, 2014, and the holders of the Exchangeable Bonds and the PTIF Notes approved the proposals at meetings held on March 3, 2014. With respect to the Portugal Telecom Retail Notes, no quorum was established for a meeting on March 3, 2014, and the consent solicitation period was extended and the meeting adjourned and rescheduled for March 18, 2014. At the March 18, 2014 meeting, the holders of the Portugal Telecom Retail Notes also approved the proposals.

On March 19, 2014, (1) Portugal Telecom, PTIF, PT Comunicações, PT Portugal, Oi and the trustee under Portugal Telecom’s Euro Medium-Term Note Programme entered into a supplemental trust deed relating to the Portugal Telecom Retail Notes and the PTIF Notes pursuant to which the principal trust deed governing the Portugal Telecom Retail Notes and the PTIF Notes was amended and restated and (2) PTIF, Portugal Telecom, PT Comunicações, Oi and the trustee under the principal trust deed governing the Exchangeable Bonds entered into a supplemental trust deed pursuant to which the principal trust deed governing the Exchangeable Bonds was amended and restated. The amendments included the following:

•	except for the Portugal Telecom Retail Notes, the release and discharge of Portugal Telecom and PT Comunicações, as keep well providers, from all of their respective obligations under the applicable keep well agreements;

•	in the case of the Portugal Telecom Retail Notes, the substitution, in place of Portugal Telecom, of PT Portugal as issuer and principal obligor;

•	the addition of an unconditional and irrevocable guarantee from Oi;

•	the waiver of any and all of the events of default and potential events of default (as such terms are defined in the trust deeds of such notes and bonds) that may be triggered by the Oi capital increase and/or the business combination or any transaction executed as part of, or pursuant to, the Oi capital increase and/or the business combination;

•	in the case of the Exchangeable Bonds only, the amendment of the exchange right in order to provide that any holder exercising its exchange right will receive (a) from (and including) the date of the completion of the proposed Oi capital increase up to (but excluding) the date of the completion of the proposed business combination, a cash amount with reference to the ordinary shares of Portugal Telecom, and (b) from (and including) the date of completion of such proposed business combination, a cash amount with reference to the ordinary shares of TmarPart (each calculated in accordance with the modified terms and conditions of such Exchangeable Bonds) in place of receiving ordinary shares of Portugal Telecom; and

•	make certain other modifications to the terms and conditions as set forth in the relevant amendment deeds and related agreements, including certain modifications described under “—Covenants” below.

The waivers described in the fourth bullet above became effective for each series upon approval of the holders of the notes or bonds of that series at the applicable meeting, and the amendments will become effective upon completion of the Oi capital increase.

Portugal Telecom, PT Comunicações, PTIF and Oi entered into an agreement on March 25, 2014 under which the Term Loan Agreement, dated June 29, 2010, among Portugal Telecom, PT Comunicações and PTIF, as borrowers, KfW IPEX-Bank GMBH, as agent, and the lenders from time to time party thereto, or the Term Loan was amended to (1) substitute, in place of Portugal Telecom, PT Portugal as borrower in respect of the Term Loan and modify certain definitions, covenants and events of default in the Term Loan to provide that such provisions apply to PT Portugal instead of Portugal Telecom, (2) add an unconditional and irrevocable guarantee of the Term Loan from Oi, (3) waive any and all of the defaults and events of default under the Term Loan that may be triggered by the Oi capital increase and/or the business combination or any transaction executed as part of, or pursuant to, the Oi capital increase and/or the business combination, and (4) modify the maintenance covenants and the definitions related thereto in the Term Loan to conform such provisions to the corresponding terms of certain existing credit facilities under which Oi is a borrower and to provide that such calculations are made based on the financial statements of TmarPart. Under these agreements, the substitution of issuer, the guarantee of Oi and the modifications to the maintenance covenants and the definitions related thereto will become effective upon the completion of the Oi capital increase.

Portugal Telecom, PT Comunicações, PTIF and Oi have engaged in negotiations with the lenders and agents under each of:

•	the Export Credit Facility Agreement, dated May 3, 2011, among Portugal Telecom, PT Comunicações and PTIF, as borrowers, Bank of China Limited, London Branch, as agent, and the lenders from time to time party thereto, or the Export Credit Facility;

•	the Tranche B Export Credit Facility Agreement, dated May 18, 2013, among Portugal Telecom, PT Comunicações and PTIF, as borrowers, Bank of China Limited, London Branch, as agent, and the lenders from time to time party thereto, or the Tranche B Export Credit Facility; and

•	the Term and Revolving Credit Facilities Agreement dated March 23, 2011 among, inter alia, Portugal Telecom, PT Comunicações and PTIF, as borrowers, Banc of America Securities Limited, as agent, and the lenders from time to time party thereto, or the Revolving Credit Facility, and, as a result of such negotiations, Portugal Telecom, PTC, PTIF and Oi expect to enter into agreements under which such facilities will be amended to (1) substitute, in place of Portugal Telecom, PT Portugal as borrower in respect of each of the Export Credit Facility, the Tranche B Export Credit Facility and the Revolving Credit Facility and modify certain definitions, covenants and events of default in each of the Export Credit Facility, the Tranche B Export Credit Facility and the Revolving Credit Facility to provide that such provisions apply to PT Portugal instead of Portugal Telecom, (2) add an unconditional and irrevocable guarantee of each of the Export Credit Facility, the Tranche B Export Credit Facility and the Revolving Credit Facility from Oi and (3) modify the maintenance covenants and the definitions related thereto in each of the Export Credit Facility, the Tranche B Export Credit Facility and the Revolving Credit Facility to conform such provisions to the corresponding terms of certain existing credit facilities under which Oi is a borrower and to provide that such calculations are made based on the financial statements of TmarPart. On March 20, 2014, the agent under each of the Export Credit Facility and the Tranche B Export Credit Facility entered into a waiver letter pursuant to which the agent waived any and all of the defaults and events of default under each of the Export Credit Facility and the Tranche B Export Credit Facility that may be triggered by the Oi capital increase and/or the business combination or any transaction executed as part of, or pursuant to, the Oi capital increase and/or the business combination, which waiver will remain binding until June 30, 2014.

Covenants

Portugal Telecom’s debt instruments, all of which are obligations of entities that have been or will be contributed to PT Portugal or will be assumed by PT Portugal, contain certain covenants, as well as customary default and cross-acceleration provisions. As of December 31, 2013, the principal covenants are as follows:

•	Change of Control. The exchangeable bonds, the credit facilities under which Portugal Telecom had borrowed a total amount of €670 million as of December 31, 2013 and the loans obtained from the EIB totaling €527 million as of December 31, 2013 provide for redemption at the option of the bondholders (in the case of the exchangeable bonds) or mandatory prepayment in the case of any change of control of Portugal Telecom. According to the terms and conditions of these debt instruments, a change of control would occur if any person or group of persons acting in concert acquires or controls more than 50% of voting rights, whether obtained by ownership of share capital, the holding of voting rights or pursuant to the terms of a shareholders’ agreement. In certain cases, gaining the power to appoint or remove all, or the majority, of the directors or other equivalent officers of the company or to give directions with respect to the operating and financial policies of the company with which the directors or equivalent officers of the company are obligated to comply are also considered a change of control. In connection with the proposed business combination of Portugal Telecom and Oi, on March 3, 2014, Portugal Telecom convened a meeting of holders of the outstanding exchangeable bonds at which the requisite percentage of holders agreed to waive any and all of the defaults and events of default that may be triggered by the Oi capital increase and/or the business combination or any transaction executed as part of, or pursuant to, the Oi capital increase and/or the business combination. Further, on March 19, 2014, PTIF, Portugal Telecom, PT Comunicações, Oi and the trustee under the principal trust deed governing the exchangeable bonds entered into a supplemental trust deed pursuant to which, among other things, the definition of “Change of Control,” which is used in the adjustment provisions for the exchange rights and in provisions relating to redemption, was amended so that it will not apply if TmarPart gains control of Oi, which will unconditionally and irrevocably guarantee the exchangeable bonds upon the completion of its acquisition of PT Portugal from Portugal Telecom.

•	Change of Control with Ratings Trigger. The Eurobonds amounting to €750 million issued in 2009, the €600 million Eurobond issued in 2011, the €750 million Eurobond issued in 2012 and the €1,000 million Eurobond issued in 2013, in each case under the EMTN Programme, provide for redemption at the option of the bondholders in the event of any change of control of Portugal Telecom, as described above, if simultaneously a rating downgrade to sub-investment grade occurs (in case the securities are investment grade securities) or a rating downgrade occurs (in case the securities are sub-investment grade securities) during the Change of Control Period, as defined under the terms and conditions of these notes. In connection with the proposed business combination of Portugal Telecom and Oi, on March 3, 2014, Portugal Telecom convened a meeting of holders of each series of outstanding bonds under the EMTN Programme, except for the holders of the Portugal Telecom Retail Notes, for which a meeting was convened on March 18, 2014, at each of which the requisite percentage of holders of each series agreed to waive any and all of the defaults and events of default that may be triggered by the Oi capital increase and/or the business combination or any transaction executed as part of, or pursuant to, the Oi capital increase and/or business combination. Further, on March 19, 2014, PTIF, Portugal Telecom, PT Comunicações, Oi and the trustee under the principal trust deed governing the bonds issued under the EMTN Programme entered into a supplemental trust deed pursuant to which, among other things, the definition of “Change of Control,” which is used in provisions relating to redemption, was amended so that it will not apply if TmarPart gains control of Oi, which will unconditionally and irrevocably guarantee the bonds issued under the EMTN Programme upon the completion of its acquisition of PT Portugal from Portugal Telecom.

•	Credit Ratings. Certain loan agreements with the EIB, totaling €36 million as of December 31, 2013, provide that Portugal Telecom may be asked to present a guarantee acceptable to the EIB if, at any time, the long-term credit rating assigned by the rating agencies to Portugal Telecom is reduced from the rating assigned by the time the clause was included (BBB- by S&P, Baa2 by Moody’s and BBB by Fitch). On December 23, 2011, Moody’s announced the downgrade of Portugal Telecom’s long-term rating from Baa3 to Ba1. On February 16, 2012, S&P announced its review of the credit rating attributed to Portugal Telecom, downgrading the long-term rating from BBB- to BB+, and the short-term rating from A-3 to B. Following these developments, Portugal Telecom agreed with the EIB to open a cash deposit account amounting to a portion of the amount due under the loan agreements that include the credit rating covenant, pledged in favor of the EIB. The amount deposited in this account, which amounted to €28 million as of December 31, 2013, will be reduced as loans are repaid. Portugal Telecom and the EIB have also agreed that further upgrades or downgrades of the credit rating assigned to Portugal Telecom will lead to, respectively, decreases or increases in the amount deposited, with no other consequence, which is applicable to the downgrade announced by S&P on February 11, 2013, from BB+ to BB, with negative outlook.

•	Control and Limitations on Disposals of Subsidiaries. As of December 31, 2013, certain credit facilities under which Portugal Telecom had borrowed a total amount of €640 million as of December 31, 2013 provide that Portugal Telecom must, directly or indirectly, maintain majority ownership and control of each material subsidiary. Material subsidiaries are those companies whose total assets are equal to or exceed 10% of total consolidated assets or whose total revenues are also equal or exceed 10% of total consolidated revenues. On March 20, 2014, the agent under each of the Export Credit Facility and the Tranche B Export Credit Facility entered into a waiver letter pursuant to which the agent waived any and all of the defaults and events of default under each of the Export Credit Facility and the Tranche B Export Credit Facility that may be triggered by the Oi capital increase and/or the business combination or any transaction executed as part of, or pursuant to, the Oi capital increase and/or the business combination, which waiver will remain binding until June 30, 2014. Portugal Telecom, PT Comunicações, PTIF and Oi entered into an amendment agreement to the Term Loan on March 25, 2014 and expect to enter into an amendment agreement to the Revolving Credit Facility, pursuant to which, among other things, the lenders under each of the Revolving Credit Facility and the Term Loan waived, or will waive, any and all of the defaults and events of default that may be triggered by the Oi capital increase and/or the business combination or any transaction executed as part of, or pursuant to, the Oi capital increase and/or the business combination, under each of the Revolving Credit Facility and the Term Loan, including with respect to the maintenance of control of each material subsidiary.

•	Dispositions of Assets. The EIB loans totaling €527 million as of December 31, 2013 include certain restrictions regarding the disposition of assets by Portugal Telecom.

•	Financial Ratios. Certain credit facilities under which Portugal Telecom had borrowed a total amount of €670 million as of December 31, 2013 require that the ratio Consolidated Net Debt/EBITDA may not exceed certain levels. Consolidated Net Debt is defined as total short and medium and long-term debt minus cash and cash equivalents and short-term investments. EBITDA is defined as income before financial results and taxes plus depreciation and amortization expenses, post-retirement benefits costs, curtailment costs, net losses on disposals of fixed assets and net other costs. The Consolidated Net Debt to EBITDA ratio, taking into consideration the proportional consolidation of Oi and Contax, as provided under the €800 million credit facility, amounted to 3.5 and 3.3 in 2013 and 2012, respectively. Portugal Telecom, PT Comunicações, PTIF and Oi entered into an amendment agreement to the Term Loan on March 25, 2014 and expect to enter into an amendment agreement to the Revolving Credit Facility, pursuant to which, among other things, these maintenance covenants and the definitions related thereto in each of the Revolving Credit Facility and the Term Loan were, or will be, amended to conform such provisions to the corresponding terms of certain existing credit facilities under which Oi is a borrower and to provide that such calculations are made based on the financial statements of TmarPart. Such amendments would require that PT Portugal ensure that the Consolidated Indebtedness to Adjusted EBITDA ratio of TmarPart does not exceed 4.0 to 1.0. Portugal Telecom is currently in negotiations with the lenders under each of the other relevant credit facilities seeking similar amendments to these maintenance covenants and the definitions related thereto in each of such other relevant credit facilities.

•	Negative Pledge. The bonds issued under the EMTN Programme, the exchangeable bonds, the credit facilities, the loans obtained from the EIB and the commercial paper programs are subject to negative pledge clauses, which restrict the granting of security interests in the assets of companies included in the consolidation.

The penalties applicable in the event of default in any of these covenants are generally the early payment of the loans obtained or the termination of available credit facilities. Portugal Telecom’s debt instruments generally include customary cross-acceleration or cross-default provisions. We understand that Portugal Telecom believes that, as of December 31, 2013, it is in full compliance with the covenants described above.

Post-Retirement Benefits

The following table shows the amount of Portugal Telecom’s liabilities for post-retirement benefits recorded on its statements of financial position as of December 31, 2013, 2012 and 2011:

	As of December 31,
	2013	2012	2011
	(EUR Millions)

Gross projected pension benefits obligations	€117.2	€127.3	€121.6
Minus: Pension fund assets at fair value	(94.7)	(99.5)	(98.5)

Accrued pension liabilities	22.5	27.8	23.1

Gross projected healthcare benefits obligations	376.5	375.4	352.6
Minus: Healthcare fund assets at fair value	(291.7)	(299.9)	(246.2)

Accrued healthcare liabilities	84.8	75.5	106.3

Obligations with salaries to suspended and pre-retired employees	851.7	730.4	782.5

Total accrued liability for post-retirement benefits(1)	€959.0	€833.7	€911.9

(1)	As of December 31, 2013, this caption corresponds to the net amount of an accrued postretirement liability of €960.9 million and a non-current asset of €1.8 million related to the surplus of certain pension plans.

As of December 31, 2013, the projected benefits obligations, or PBO, of Portugal Telecom’s post-retirement benefits for the Portuguese telecommunications business, including pension supplements, healthcare benefits and salaries payable to pre-retired and suspended employees amounted to €1,345.4 million (€117.1 million for pension supplements, €376.5 million for healthcare benefits and €851.7 million for salaries payable to pre-retired and suspended employees). These projected benefits obligations were computed based on discount rates of 3.00% for pension supplements, 4.00% for healthcare benefits and 2.00% for obligations related to the payment of salaries to pre-retired and suspended employees, and assuming an annual salary increase of 1.75% for pension supplements and healthcare benefits and an annual salary increase ranging between 0% and 1% for salaries due to pre-retired and suspended employees, depending on the amount of the salary and the year of payment, as explained in more detail in note 14.1 to Portugal Telecom’s audited consolidated financial statements. As of December 31, 2013, Portugal Telecom’s post-retirement benefits plans related to the Portuguese telecommunications business, which are closed to new participants, covered approximately 19,841 employees in the case of pensions (approximately 36% still in service) and approximately 23,503 beneficiaries in the case of healthcare obligations (approximately 23% still in service).

According to the rules of the Portuguese Insurance Institute (Instituto de Seguros de Portugal, or ISPortugal), the Portuguese insurance regulator, the liability related to retired employees under the pension plans must be fully funded. Under current rules, funding of pension funds for pre-retired employees and employees still in service can be completed up to the retirement age. The estimated average working life of employees still in service is 14 years. As of December 31, 2013, Portugal Telecom’s pension obligations for retired employees, computed based on ISPortugal rules, are fully funded.

In Portugal, there is no legislation on the establishment of funds to cover the healthcare obligations and the salaries for pre-retired and suspended employees. Portugal Telecom is required to pay for these benefits only when the salaries are paid to pre-retired and suspended employees, or when healthcare expenses are incurred. Accordingly, there is no requirement to fund these benefits obligations at present. However, Portugal Telecom has set up a fund managed by PT Prestações—Mandatária de Aquisições e Gestão de Bens, S.A., a subsidiary of PT Portugal, or PT Prestações, to finance Portugal Telecom’s healthcare post-retirement liabilities. In previous years, Portugal Telecom contributed €602 million to this fund, which is being managed in accordance with the same guidelines as Portugal Telecom’s pension funds. Since 2010, Portugal Telecom has not made additional contributions to this fund.

The market value of the pension funds amounted to €386.3 million as of December 31, 2013, a decrease from €399.4 million as of December 31, 2012, reflecting net refunds of healthcare expenses paid on account by PT Comunicações (€22.0 million) and payments of pension supplements made by the funds (€9.0 million), effects that were partially offset by the positive performance of assets under management (€17.5 million). For additional information, see note 14.1 to Portugal Telecom’s audited consolidated financial statements. The asset allocation of Portugal Telecom’s pension and healthcare benefits funds as of December 31, 2013 was 27.6% equity, 29.7% bonds and 42.6% cash and others. The effective return of the funds in 2013 was approximately 4.5%.

The accrued liability related to Portugal Telecom’s total post-retirement benefits amounted to €959.0 million. In 2013, the accrued liabilities increased by €125.3 million, reflecting primarily total post-retirement benefits and curtailment costs (€145.7 million) and net actuarial losses (€139.4 million) recognized in the period, effects that were partially offset by salary payments to suspended and pre-retired employees made during the year (€157.7 million).

The table below shows the evolution of Portugal Telecom’s total net responsibilities for post-retirement benefits related to the Portuguese telecommunications business during the years ended December 31, 2013 and 2012.

	2013	2013
	(EUR Millions)

Accrued liability for post-retirement benefits (initial balance)	€833.7	€911.9
Post-retirement benefits expenses	18.7	35.2
Workforce program reduction costs	123.0	0.4
Contributions and payments	(155.8)	(159.8)
Net actuarial losses	139.4	45.9

Accrued liability for post-retirement benefits (final balance)	€959.0	€833.7

The table below sets forth the components of Portugal Telecom’s total net post-retirement benefits expenses related to the Portuguese telecommunications business in the years ended December 31, 2013, 2012 and 2011.

	Year Ended December 31,
	2013	2012	2011
	(EUR Millions)

Service cost	€4.2	€3.5	€3.5
Net interest cost	16.6	31.7	32.3
Prior year service gains	(2.2)	—	—

Subtotal	18.7	35.2	35.9
Contribution to Social Security(1)	21.8	22.3	25.1

Total post-retirement benefits expense	€40.5	€57.5	€61.0

(1)	This caption corresponds to Portugal Telecom’s fixed monthly contribution to the Portuguese Social Security System and Caixa Geral de Aposentações in order to fund future service of the active beneficiaries included in certain pension plans, following their transfer to the Portuguese State.

In 2011, 2012 and 2013, net curtailment costs amounted to €36.4 million, €2.4 million and €127.1 million, respectively.

The table below sets forth the components of Portugal Telecom’s cash flows associated with post-retirement benefits in 2013, 2012 and 2011.

	Year Ended December 31,
	2013	2012	2011
	(EUR Millions)

Contributions to the pension funds	€0.5	€1.1	€1.7
Payments of pensions to pre-retired and suspended employees	0.9	1.0	1.1

	Year Ended December 31,
	2013	2012	2011
	(EUR Millions)

Salary payments (pre-retired and suspended employees)	157.7	159.6	174.0
Regular healthcare payments	18.9	19.0	18.0
Refund	(22.0)	(20.8)	(23.3)

Subtotal	155.9	159.8	171.5
Termination payments	4.0	1.9	3.8

Service cost related to liabilities transferred to the Portuguese State(1)	21.8	25.5	21.8

Total payments related to post-retirement benefits	€181.6	€187.2	€197.1

(1)	This caption corresponds to a fixed contribution paid to the Portuguese Social Security System relating to the annual service of active and suspended employees who were entitled to pension benefits under Portugal Telecom’s post-retirement benefits plans that were transferred to the Portuguese State in December 2010.

Portugal Telecom’s actuarial assumptions are subject to change, including the increase or decrease in the discount rates it uses. In determining the appropriate discount rates for the Portuguese telecommunications business, Portugal Telecom analyzes, among other things, the yields of certain investment grade corporate bonds by issuers in the Eurozone with maturities comparable to those of Portugal Telecom’s liabilities. We understand that Portugal Telecom believes its actuarial assumptions are consistent with those commonly used in the Portuguese market. Note 14 to Portugal Telecom’s audited consolidated financial statements contains sensitivity analyses that demonstrate the impact of increases or decreases in Portugal Telecom’s discount rate assumption, its healthcare cost trend assumption and its assumption about the long-term rate of return on fund assets. Total net actuarial losses in 2013 amounted to €139.4 million as compared to net losses of €45.9 million in 2012.

Net actuarial losses amounted to €139.4 million in 2013, including: (1) the impact of the changes in actuarial assumptions, which amounted to a loss of €101 million, reflecting the increase in the retirement age by one year, from 65 to 66 years, and a loss of €137 million in 2012, reflecting mainly the reduction in the discount rates across all post-retirement benefits obligations and the adoption of Decree-Law 85-A/2012 that suspended the early retirement regime during the financial assistance program to Portugal, resulting in higher salaries payable to pre-retired and suspended employees up to retirement age; (2) gains of €3 million corresponding to the difference between actual (+4.5%) and the average discount rates used to compute the expected return on assets; and (3) losses of €41 million related to the difference between actual data and actuarial assumptions related to projected benefits obligations. Net actuarial losses totaled €45.9 million in 2012, including: (1) a loss of €136.6 million resulting from changes in actuarial assumptions, including the impact of (i) the suspension of the early retirement regime (loss of €38.9 million), either permanently for employees under the Caixa Geral de Aposentações regime or during the financial assistance program of the EU/EC, the ECB and the IMF to Portugal for the remaining employees, (ii) the reduction in the discount rates (loss of €102.0 million), as detailed in note 14.1 to Portugal Telecom’s audited consolidated financial statements, and (iii) the change in the mortality tables for active beneficiaries; (2) a gain of €68.0 million resulting from differences between actual data and actuarial assumptions, related mainly to the difference between actual (+25.2%) and expected returns on plan assets; and (3) gains of €23 million related to the difference between actual data and actuarial assumptions related to projected benefits obligations.

Contractual Obligations and Off-Balance Sheet Arrangements

Contractual Obligations and Commercial Commitments

The following table presents Portugal Telecom’s contractual obligations and commercial commitments as of December 31, 2013:

	Payments due by period (in millions of Euros)
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Contractual obligations:
Indebtedness	€7,389.9	€1,495.1	€1,614.0	€1,726.9	€2,553.9
Interest on indebtedness(1)	1,550.9	323.5	564.1	363.3	300.0
Post retirement benefits payments(2)	1,034.8	155.2	268.5	216.6	394.5
Licenses and concessions(3)	20.8	6.0	10.4	4.4	—
Unconditional purchase obligations(4)	76.9	76.9	—	—	—
Operating lease obligations(5)	154.7	43.4	41.2	31.4	38.6

Total contractual cash obligations	€10,228.1	€2,100.2	€2,498.3	€2,342.6	€3,287.0

(1)	Interest on indebtedness is based on Portugal Telecom’s indebtedness as of December 31, 2013, assuming that repayments will be made on scheduled dates and based on certain assumptions regarding interest rates on Portugal Telecom’s floating rate debt. Therefore actual interest obligations could vary significantly from these amounts depending on future refinancing activities and market interest rates. These obligations relate exclusively to interest expenses on indebtedness and do not include any interest income on cash and cash equivalents and short-term investments.
(2)	These amounts primarily include the undiscounted payments to be made by PT Comunicações related to salaries due to pre-retired and suspended employees and expected contributions to Portugal Telecom’s pension funds, described above in “—Post-Retirement Benefits.” The total amount relating to the Portuguese telecommunications business differs from the net accrued postretirement liability recognized in Portugal Telecom’s consolidated statement of financial position primarily because the latter amount relates to the discounted unfunded obligations
(3)	This caption includes payments due to ANACOM as of December 31, 2013 for radio frequency licenses (see note 39 to Portugal Telecom’s audited consolidated financial statements).
(4)	Unconditional purchase obligations primarily relate to contractual agreements with suppliers for the acquisition of tangible fixed assets and stocks, including amounts related to the acquisition of network assets, telecommunications equipment and terminal equipment.
(5)	Portugal Telecom’s operating leases relate to the contractual rental agreements entered into by its businesses and include obligations related to leased lines and the rental of buildings. Operating leases are accounted for as a cost in the period that the corresponding expense is incurred.

In addition to the commitments included in the table above, in August 2013 Portugal Telecom announced a shareholder remuneration policy that includes an ordinary cash dividend of €0.10 per share for the fiscal years ending December 31, 2013 and 2014, which is expected to be submitted to its 2014 Annual Shareholders’ Meeting.

Portugal Telecom’s intention is to fulfill these commitments from its operating cash flow generated in each of those years and, in the case of its indebtedness, to repay the amounts from its operating cash flow and/or refinance those amounts.

Off-Balance Sheet Arrangements

In the course of its business, Portugal Telecom provides certain guarantees to third parties. These guarantees are given to ensure the proper performance of contractual obligations by Portugal Telecom or its consolidated subsidiaries in the normal course of their business. As of December 31, 2013, in the Portuguese telecommunications business, Portugal Telecom had provided bank guarantees to Portuguese courts and tax authorities in the amount of €329.5 million relating primarily to tax assessments, and Portugal Telecom had provided bank guarantees on behalf of PT Comunicações to municipal authorities, ANACOM and other entities (€21.2 million), on behalf of MEO to ANACOM and other entities (€26.0 million) and on behalf of other subsidiaries (€21.3 million). For additional information on these bank guarantees, see note 46 to Portugal Telecom’s audited consolidated financial statements.

In addition to the bank guarantees described above, as of December 31, 2013, Portugal Telecom had provided guarantees amounting to €491 million in favor of the EIB in connection with the loans obtained from this bank.

We understand that Portugal Telecom believes its guarantees are part of its ordinary financing activities and does not expect a material impact on Portugal Telecom’s liquidity resulting from those guarantees.

Capital Investment and Research and Development

Capital Expenditures and Financial Investments

The table below sets forth Portugal Telecom’s total capital investments for 2011, 2012 and 2013:

	Year Ended December 31,
	2013	2012	2011
	(EUR Millions)

Capital expenditures	€589.0	€661.2	€749.8
Financial investments	10.7	1.6	3,727.7

Total	€599.7	€662.8	€4,477.5

Capital Expenditures

During 2013, Portugal Telecom made capital expenditures totaling €589.0 million. The table below sets forth Portugal Telecom’s capital expenditures on tangible and intangible assets, excluding goodwill, for 2013, 2012 and 2011:

	Year Ended December 31,
	2013	2012	2011
	(EUR Millions)

Telecommunications in Portugal(1)	€490.0	€555.5	€647.0
Other(2)	99.1	105.7	102.8

Total	€589.0	€661.2	€749.8

(1)	This caption excludes (i) real properties acquired from the pension funds in connection with the transfer of unfunded pension obligations to the Portuguese State (€3 million in 2011), (ii) an intangible asset recognized by MEO in 2011 (€106 million) corresponding to the present value of the installments payable to ANACOM totaling €113 million related to the acquisition of a LTE license, (3) the present value of the commitments assumed by PT Comunicações in 2011 under its TDT license (€23 million), and (4) investments made in 2011 in a data center (€3 million).
(2)	This caption excludes the commitments under the terms of CVTelecom’s 3G license (€6 million in 2011).

Capital expenditures were €589.0 million in 2013, equivalent to 20.2% of total operating revenues, a decline of 1.2% from 2012. The decline in Portuguese telecommunications business capital expenditures to €490.0 million in 2013 from €555.5 million in 2012 reflected declines in both customer and infrastructure capital expenditures. The decline in customer capital expenditures in 2013 was primarily as a result of (1) lower unitary equipment costs, (2) lower net additions of customers, and (3) lower churn across Portugal Telecom’s pay-TV and broadband services. The decline in infrastructure capital expenditures in 2013 was primarily as a result of Portugal Telecom’s expenditures in previous years to (1) deploy the FTTH network, (2) modernize the 2G network, and (3) reinforce its 3G and 3.5G networks in terms of coverage and capacity. This led to an overall decrease in technology capital expenditures in 2013, notwithstanding Portugal Telecom’s investments in deploying its 4G network and the investment in the buildout of Portugal Telecom’s data center in Covilhã that was inaugurated during 2013.

Other capital expenditures include capital expenditures related to consolidated businesses not included in the Portuguese telecommunications business. In 2013, these other capital expenditures amounted to €99.1 million as compared to €105.7 million in 2012, a reduction explained primarily by lower contributions from MTC, CVTelecom and Timor Telecom, reflecting the investments in the African submarine cable undertaken in 2012 and also the impact of the depreciation of the Namibian and American Dollar against the Euro.

In 2014, we expect PT Portugal to make investments similar in nature (though amounts may vary) to those made in 2013. Portugal Telecom generally funds its capital expenditures from cash flow generated by its operating activities and debt financing.

Financial Investments

Investments in financial assets (including goodwill) amounted to €10.7 million in 2013, €1.6 million in 2012 and €3,727.7 million in 2011.

On July 28, 2010, Portugal Telecom signed an agreement with Telefónica for the acquisition by Telefónica of the 50% of the capital stock of Brasilcel Portugal Telecom owned. Brasilcel owned approximately 60% of the total share capital of Vivo. The price of such capital stock was €7,500 million, of which Portugal Telecom received €4,500 million at the closing of the transaction on September 27, 2010, €1,000 million on December 30, 2010 and the remaining €2,000 million on October 31, 2011. Upon the closing of the transaction, the respective subscription and shareholders agreements entered into by Telefónica and Portugal Telecom in 2002 relating to their joint venture in Brazil were terminated.

On March 28, 2011, Portugal Telecom completed the acquisition of a 25.3% economic interest in Oi and a 42.0% economic interest in CTX, the controlling shareholder of Contax (in which Portugal Telecom acquired an effective 16.2% economic interest). Portugal Telecom paid a total of R$8,437 million (€3,728 million) in connection with these transactions. As of December 31, 2013, Portugal Telecom held a 23.2% economic interest in Oi and a 44.4% economic interest in CTX (and an effective 21.1% economic interest in Contax).

Research and Development

In 2013, 2012, and 2011, Portugal Telecom invested approximately €130 million, €167 million and €219 million, respectively, on innovation, research and development. While Portugal Telecom has always placed a great importance on innovation, in recent years its strategy has been to increasingly underscore the role of research and development in its operations.

Portugal Telecom’s Research and Development Strategy

Portugal Telecom’s existing innovation strategy endeavors to promote a culture of innovation across the company, maximizing the potential for creativity. Portugal Telecom seeks to manage its innovation initiatives to ensure diversified capital allocation, systematic monitoring and control of results. In 2013, Portugal Telecom was identified as the Portuguese leader in investment in innovation by the European Commission study “The 2013 EU Industrial R&D Investment Scoreboard.”

Portugal Telecom’s strategy is guided by three principles: (1) Incremental Innovation—a strategy focused on continuous short-term improvements, (2) Planned Innovation—the development of medium-term technological and product upgrades and improvements, and (3) Exploratory Innovation—analysis of long-term technological trends and consumer behavior.

Incremental Innovation

Portugal Telecom’s incremental innovation strategy seeks to harness the potential of its employees by challenging them to be active participants in its short-term initiatives and to contribute with ideas. Portugal Telecom created an online platform accessible to all employees called the “Idea Marketplace,” on which management posts challenges. Since the launch of the Idea Marketplace in 2009, more than 9,500 employees have accessed the platform and 8,456 ideas have been evaluated. Submitted ideas are analyzed by all participants in the marketplace and those with the highest evaluations are reviewed by the relevant departments in order to select those which are to be implemented. In 2013, 1,440 ideas were analyzed in the Marketplace, leading to 34 projects in the areas of improved customer experience, products and services, organizational culture and behavior and cost reduction. Employees who submit ideas that are implemented are recognized. In addition, the OPEN awards initiative aims to select and recognize Portugal Telecom’s projects which, due to their positive results and innovative nature, stood out throughout the year. The nominated projects are presented to the whole company and votes are collected from all employees, including management. Winners are announced at the largest corporate event of the year. Finally, and in order to promote innovation and entrepreneurship among university students, Portugal Telecom created the challenge Talento com Fibra, in which it launches ideas challenges. The 2013 challenge winners were invited to join a PT Startup support program.

Planned Innovation

Portugal Telecom’s planned innovation strategy focuses on setting forth medium-term innovation objectives by actively engaging its technical, operational and business departments. This integrated strategy fosters innovation with respect to its products and services, in both the consumer and enterprise markets, promotes advances in its technological infrastructure and improves operational efficiency.

•	Products and Services

•

Consumer Solutions. A few recent highlights in the consumer segment include (1) the first truly convergent offering in the Portuguese market by deploying a bundle offering of television, internet connection, fixed and mobile voice communications; (2) offering of exclusive TV content, as well as interactive applications; (3) continued development of Meo-based applications and functionalities, (4) the development of multiplatform offerings such as the first OTT (over-the-top) TV product, which allows anyone in Portugal to access Meo video-on-demand in different devices through Meo Go!, (5) providing cloud-based solutions through Meo

Cloud, and (6) continued co-development of proprietary smartphones and mobile solutions, such the new True-Kare service, new mobile payment tools and mobile parking (which allows a customer to pay for municipal parking from their mobile device).

•	Enterprise Solutions. A few recent highlights in the enterprise segment include: (1) increasing cloud-based offerings with respect to Portugal Telecom’s advanced IT/IS services, which have gained new strength and new possibilities with support of Portugal Telecom’s new data center in Covilhã; (2) the launch of the business customer support; (3) improvement of Portugal Telecom’s customer relation centers; (4) a reinvigorated emphasis on sector-specific solutions in the healthcare, retail and education; and (5) strengthening of Portugal Telecom’s SmartM2M offering.

•	Technological Infrastructure. Portugal Telecom’s technological infrastructure is an important component of its research and development efforts. In line with its strategic objectives, Portugal Telecom increased its investment and expansion efforts in its FTTH network, which includes residential and non-residential customers (e.g., Portuguese schools) and 4G networks. Portugal Telecom also invested in the construction of a new data center in Covilhã, Portugal, which was inaugurated in September 2013.

•	Operational Efficiency. Maintaining a focus on efficiency and operational excellence, Portugal Telecom pursued several initiatives with the goal of improving business processes, resource management and customer relationship management. In 2013, these efforts included, among others, the CRM One (mobile), project, the logistics center, the SIGO (Integrated Operations Management) - PTP integration program and the LoBo Connect.

Exploratory Innovation

Because Portugal Telecom operates in a sector characterized by intensive investment patterns and rapid technological changes, it believes that it is important to research long-term technological trends and consumer behavior. In this respect, Portugal Telecom’s exploratory innovation efforts play a key role allowing it to remain competitive. In addition to its internal innovation efforts, Portugal Telecom also endeavors to create strategic partnerships.

•	Internal Innovation. Portugal Telecom’s research and development activities have been responsible for the introduction of innovative products and services and for the development of in-house technology. Portugal Telecom’s subsidiary Portugal Telecom Inovação, S.A. a subsidiary of PT Portugal, develops the majority of Portugal Telecom’s exploratory innovation projects, focusing on technological infrastructure optimization, operations support systems and business support systems (OSS/BSS) platforms and applications and services development technologies. Sapo, Portugal Telecom’s internet portal, also develops exploratory innovation projects, focusing mainly on software development and integration and multi-platform applications.

•	Innovation through Partnerships. In recent years, Portugal Telecom’s exploratory innovation strategy has emphasized strategic partnerships with (1) technological suppliers, such as Microsoft, Cisco and Huawei, (2) universities and research institutions, and (3) cooperation with startups, with the launching of the BlueStart support program.

Innovation in International Operations

Through Portugal Telecom’s international operations, it fosters a culture of innovation across the various geographies in which it operates. Portugal Telecom’s recent initiatives worldwide have included, among others, projects (1) in Brazil, where Oi has similar innovation practices to Portugal Telecom’s (for example, the replication of the OPEN innovation program in Oi) which has promoted numerous interactions between Portugal Telecom and Oi, (2) in Angola, where Unitel is proceeding with its strategy of expanding next generation networks (fiber) to the whole country, (3) in Namibia, with the optical fiber roll-out throughout this country, in partnership with the national electricity provider, (4) in East Timor, where Portugal Telecom has continued to develop its 3G services and infrastructure and started the building of the fiber optic metropolitan network of Dili.

Quantitative and Qualitative Disclosures About Market Risk

Portugal Telecom’s most significant market risk exposures are interest rate risk and exchange rate risk and, to a lesser extent, commodity risk. Portugal Telecom actively manages interest rate risk and foreign currency exchange rate risk through its regular operating and financing activities as well as through financial derivative instruments.

Derivative contracts are entered into with major financial institutions, after careful analysis and approval from Portugal Telecom’s Executive Committee. Portugal Telecom regularly reviews their market value and risks in order to assess and manage its exposure to market risk. The positions held by Portugal Telecom, as well as the relevant financial markets, are regularly monitored. The fair value of these derivatives is determined on a regular basis, essentially based on market information, in order to assess the economic and financial implications of different scenarios.

Interest Rate Risk

Interest rate risk relates mainly to the impact of potential fluctuations in market interest rates on Portugal Telecom’s financial expenses related to its floating rate debt and on the fair value of its fixed rate debt. Portugal Telecom’s policy consists of managing interest rate risk through a combination of fixed and floating rate debt instruments and derivatives. As of December 31, 2013, Portugal Telecom did not have any interest rate swaps.

As of December 31, 2013, approximately 81% of Portugal Telecom’s total indebtedness carried fixed interest rates as compared to 82% at the end of 2012.

Portugal Telecom is exposed to interest rate risk primarily in the Euro zone. Portugal Telecom’s consolidated debt is subject to floating interest rates primarily based on Euribor. In addition, the interest rates on some of the EIB loans are determined by reference to the EIB’s internal interest rates, typically set at quarterly intervals. The EIB’s internal interest rates depend on its cost of funds rather than on any specific base rate. Accordingly, it is not possible to state average interest rates or average spreads over a reference base rate for the floating rate EIB debt. Nevertheless, the EIB’s interest rates are generally competitive. The EIB’s internal floating rates remained close to Euribor flat rates during 2011.

As of December 31, 2013, 19% of Portugal Telecom’s consolidated gross debt, amounting to approximately €1,381 million, was subject to floating interest rates. In addition, total consolidated cash and cash equivalents plus short-term investments amounting to €2,573 million as of December 31, 2013 also bears interest at floating rates, thus mitigating the interest rate risk on gross debt. Accordingly, Portugal Telecom’s net exposure to floating interest rates amounted to a net debt position of approximately €(1,219) million as of December 31, 2013. If all market interest rates had been higher (lower) by 1% during the year ended December 31, 2013, net interest expenses would have been lower (higher) by an amount of approximately €11 million. Interest rate risks also result from exposure to changes in the fair value of Portugal Telecom’s long-term fixed-rate debt due to changes in market interest rates.

Exchange Rate Risk

Portugal Telecom is exposed to exchange rate risk mainly due to investments in non-Euro countries, principally Brazil, and non-Euro denominated long-term debt. Portugal Telecom is exposed to exchange rate risk between reais and Euros with respect to its Brazilian assets that are not hedged by real-denominated debt.

The risks related to Portugal Telecom’s investments in foreign currencies relate primarily to its investments in Oi and Contax. As of December 31, 2013, the net exposure (assets minus liabilities, net of non-controlling interests) in Brazil amounted to R$9,013 million (approximately €2,767 million at the Euro/real exchange rate on December 31, 2013). Portugal Telecom does not have financial instruments in place to hedge the exchange risk on Portugal Telecom’s investments in foreign companies.

As of December 31, 2013, 99.9% of Portugal Telecom’s consolidated gross debt was denominated in Euros.

The effects of hypothetical changes of relevant risk variables on Portugal Telecom’s income statement and shareholders’ equity are as follows:

•	the impact of the appreciation (devaluation) of the real against the Euro by R$0.10, from R$3.26 to R$3.16 (R$3.36), would imply an increase (decrease) in Portugal Telecom’s net assets as of December 31, 2013 of approximately €88 million (€82 million), relating to currency translation adjustments on Brazilian investments;

•	The impact of the appreciation (devaluation) of the U.S. dollar against the Euro by 0.1, from US$1.38 to US$1.28 (US$1.48), would be an increase (decrease) in Portugal Telecom’s net assets as of December 31, 2013 of approximately €54 million (€47 million), relating to currency translation adjustments on investments in foreign companies denominated in U.S. dollars, primarily Unitel; and

•	most non-derivative financial assets and liabilities are denominated in the applicable functional currency either directly or indirectly through the use of derivatives. Changes in exchange rates would have no material effect on the income statement and shareholders’ equity of the companies where those assets and liabilities are recorded.

Portugal Telecom’s total net exposure to the U.S. dollar, including its indebtedness, cash and derivatives, amounted to a net asset position of US$460 million as of December 31, 2013 as compared to a net liability position of US$8 million as of December 31, 2012.

Equity Price Risk

Pursuant to the 3% share buyback announced in 2005, Portugal Telecom had entered into equity swaps for 20,640,000 of its own shares, which were recognized as an effective acquisition of treasury shares and had a carrying value of €178.1 million as of December 31, 2013, corresponding to an average price per share of €8.6275. These equity swaps had maturities of twelve months as of December 31, 2013.

Tabular Information on Market Risk Sensitive Instruments

The following tables provide information about Portugal Telecom’s debt and derivative instruments as of December 31, 2013 that are sensitive to changes in interest rates and exchange rates. The tables present principal cash flows and average interest rates (unless otherwise stated) by expected maturity dates. The amounts presented in the tables below are stated in Euros because the Euro is Portugal Telecom’s reporting currency. The exchange rates used are those quoted by the Bank of Portugal for December 31, 2013.

The final table presents information about Portugal Telecom’s equity swaps.

For more information about Portugal Telecom’s market risk exposures, see note 45 to its audited consolidated financial statements, which is incorporated herein by reference.

Debt Sensitivity to Interest Rates

(€ million)

Expected Maturity Date

	Notes	2014	2015	2016	2017	2018	Thereafter	Total	Fair Value(1)
Fixed Rate Debt
EIB Fixed Rate Loans
EIB Loans (€)		25	25	25	25	113	278	491	470
Average Interest Rate		2.72%	2.76%	2.81%	2.86%	2.93%	2.93%	2.82%

Total EIB Fixed Rate Loans		25	25	25	25	113	278	491	470
Non-EIB Fixed Rate Loans
Bonds (€)	(2)	—	—	998	749	744	2,240	4,731	4,964
Average Interest Rate		5.14%	5.14%	5.14%	4.94%	5.01%	4.72%	5.05%
Exchangeable Bonds (€)	(2)(3)	743	—	—	—	—	—	743	764
Average Interest Rate		4.13%						4.13%
Loans (€)		15	5	4	—	—	—	24	24
Average Interest Rate		7.24%	8.08%	8.20%				7.55%

Total Non-EIB Fixed Rate Loans		758	5	1,002	749	744	2,240	5,498	5,752

Total Fixed Rate Debt		783	30	1,027	775	857	2,518	5,990	6,222

Floating Rate Debt
EIB Floating Rate Loans
EIB Loans (€)		36	—	—	—	—	—	36	36
Average Interest Rate – ref.		0.84%						0.84%

Total EIB Floating Rate Loans		36	—	—	—	—	—	36	36
Non-EIB Floating Rate Loans
Loans (€)		25	8	4	3	2	6	48	48
Average Interest Rate		3.25%	3.25%	3.25%	3.25%	3.25%	3.25%	3.25%
Loans (€)		572	18	508	77	7	33	1,216	1,243
Average Spread—ref. Euribor		2.62%	3.86%	3.93%	2.45%	1.65%	1.65%	3.19%
Liability related to equity swaps on treasury shares (€)		73	—	—	—	—	—	73	82
Average Spread—ref. Euribor		1.75%						1.75%
Loans (US$)		3	3	2	—	—	—	8	8
Average Spread—ref. USD Libor		7.0%	7.0%	7.0%				7.0%
Loans (Other currencies)		0	—	—	—	—	—	0	0

Total Floating Rate Debt		709	30	514	81	10	39	1,381	1,417

Total Debt		1,492	60	1,541	855	866	2,557	7,371	7,639

(1)	Includes fair value of debt and related swaps.
(2)	Includes expenses incurred at the date bonds were issued, which are related to: (i) rounding in defining the coupon rate; and (ii) commissions. These expenses are recognized in earnings throughout the life of the bonds.
(3)	In accordance with IFRS, exchangeable bonds represent a compound instrument, and, accordingly, the market value of the equity component as of the date the bonds were issued amounted to €57,145,442 and was recorded in shareholders’ equity, while the financial liability component is recorded through the amortized cost.

Debt Sensitivity to Exchange Rates

(€ million)

Expected Maturity Date

Debt exposure to Non-European Monetary Union currencies	2014	2015	2016	2017	2018	Thereafter	Total	Fair Value(1)
Exposure to the Euro/US Dollar exchange rate
Loans (US$)	3	3	2	—	—	—	8	8
Average Spread—ref. USD Libor	7.0%	7.0%	7.0%	—	—	—	7.0%
Exposure to other currencies exchange rates
Other financings	0	—	—	—	—	—	0	0

Derivatives Sensitivity to Equity Price Risk

(€ million)

Expected Maturity Date(1)

	Notes	2014	2015	2016	2017	2018	Thereafter	Fair Value
Equity Derivatives
Equity Swaps
Equity Swaps on Own Shares	(2)	73	—	—	—	—	—	(8)
Average Initial Price		8.63	—	—	—	—	—

(1)	Not including equity derivatives, as these instruments outstanding are accounted for as debt on Portugal Telecom’s statement of financial position.
(2)	This instrument was contracted in previous years and is accounted for as debt on Portugal Telecom’s statement of financial position.